Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

RECEIVED
2007 JUL 17 P 4:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

07025327

File No. 82-3958

July 9, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

Sub. : IPCL – Quarterly submission (April 01, 2007 to June 30, 2007)

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the documents filed with following regulatory authorities during the period from April 01, 2007 to June 30, 2007:

A. Stock Exchanges, viz. Bombay Stock Exchange Limited, National Stock Exchange of India Limited and Luxembourg Stock Exchange

B. Registrar of Companies, Gujarat at Ahmedabad, India (electronic filing with website of Ministry of Company Affairs).

The said documents are enclosed as Annexure A (1) and A (2). You are requested to please take the same on record.

Thanking you,

Yours faithfully,
For Indian petrochemicals Corporation Limited

Authorised Signatory

Encl. : a/a

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Annexure – A (1)

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
1.	Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997	Disclosure of shareholding as on March 22, 2007, being the Record Date for payment of interim dividend for 2006-07.	Stock Exchanges	Within 30 days from the Record Date i.e. March 22, 2007	Disclosure submitted to BSE and NSE vide letter dated April 9, 2007	1
2.	Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997	Disclosure of shareholding as on March 31, 2007, being end of financial year 2006-07.	Stock Exchanges	Within 30 days from the end of Financial Year i.e. March 31, 2007	Disclosure submitted to BSE and NSE vide letter dated April 9, 2007	2
3.	Listing Agreement (Clause 49)	Quarterly Compliance Report on Corporate Governance for the quarter ended March 31, 2007	Stock Exchanges	Within 15 days from the end of Quarter	Quarterly compliance report on Corporate Governance for the quarter ended March 31, 2007 submitted to BSE and NSE vide letter dated April 12, 2007	3
4.	BSE Circular	Submission of Shareholding pattern summary for free float indices as on March 31, 2007	Bombay Stock Exchange Limited	Within 15 days from the end of Quarter	Shareholding pattern summary for free float indices as on March 31, 2007 submitted to BSE vide letter dated April 12, 2007	4
5.	Listing Agreement (Clause 35)	Submission of Shareholding pattern for the Quarter ended March 31, 2007	Stock Exchanges	Within 21 days from the end of Quarter	Shareholding pattern as on March 31, 2007 submitted to BSE and NSE vide letter dated April 12, 2007	5

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
6.	Secretarial Audit Report in accordance with SEBI Circular no D&CC/FITTC/ CIR-16/2002	Secretarial Audit Report on capital integrity giving reconciliation of the securities allowed to be held under electronic mode vis a vis the total capital for the quarter ended March 31, 2007	Stock Exchanges	Within 30 days from the end of Quarter	Secretarial Audit Report dated April 19, 2007 for the Quarter ended on March 31, 2007 submitted to BSE and NSE vide letter dated April 26, 2007	6
7.	Listing Agreement (Clause 36)	Disclosure under Clause 36 of the Listing Agreement	Stock Exchanges	Immediate	Letter submitted to BSE and NSE dated April 17, 2007 informing withdrawal of lock-out at Company's Allahabad unit from April 12, 2007.	7
8.	Scheme of Amalgamation	Disclosure under Scheme of Amalgamation.	Stock Exchanges	Immediate	Letter submitted to BSE and NSE on April 19, 2007 submitting media release informing results of court convened meetings held on April 14, 2007 for approving scheme of amalgamation of IPCL with RIL.	8
9.	Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations, 1992	Disclosure informing stock exchange about increase in shareholding of LIC	Stock Exchanges	5 days from the date of receipt of disclosure	Disclosure under regulation 13 (6) of SEBI (Prohibition of Insider Trading) Regulations, 1992 submitted to BSE & NSE vide letter dated April 18, 2007.	9
10.	Listing Agreement (Clause 41)	Intimation to stock exchange	Stock Exchanges	Advance intimation	Letter dated April 24, 2007 was submitted to BSE and NSE intimating that the Company will publish its audited results for quarter/year ended March 31, 2007 by June 30, 2007. Accordingly, the unaudited results for the said period is not being considered by the Board of Directors in April 2007.	10
11.	Listing Agreement (Clause 47(c))	Half yearly certificate of practicing company secretary.	Stock Exchanges	Within 30 days from the end of Half Year	Certificate issued pursuant to Clause 47(c) of the listing agreement has been submitted to BSE and NSE vide letter dated April 24, 2007.	11

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
12.	Listing Agreement - Debt (Clause 1.4 (a))	Notice of Record Date to determine the bondholders for payment of interest and redemption of principal amount.	Stock Exchanges	Before 30 days	Notice of Record Date to determine the bondholders who would be eligible to receive the interest and principle amount on S & T Series bonds listed on NSE. Letter dated April 27, 2007 was submitted to NSE.	12
13.	Listing Agreement (Clause 31(e))	Notice published in newspapers announcing date of hearing of the petition.	Stock Exchanges	Immediate	Notice published in newspapers on May 21, 2007 announcing date of hearing of petition for sanctioning the scheme of amalgamation of IPCL with RIL. Three copies of advertisements were submitted to BSE and NSE vide letter dated May 22, 2007.	13
14.	Listing Agreement (Clause 41)	Intimation to stock exchange	Stock Exchanges	Advance intimation	Notice of Board meeting submitted to BSE and NSE vide letter dated June 22, 2007.	14
15.	Listing Agreement (Clause 41)	Submission of Audited Financial Results of the Company for the quarter and year ended March 31, 2007	Stock Exchanges	Immediate	Audited financial results of the Company for the quarter and year ended on March 31, 2007 submitted to BSE and NSE vide letter dated June 30, 2007.	15

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

RECEIVED

2007 JUL 17 P 11:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 9, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Disclosure under regulation 8 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Pursuant to Regulation 8 (3) of SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997, we enclose herewith intimation in the prescribed format on the subject, containing particulars of disclosure of Shareholding as on March 22, 2007, being the Record Date for payment of Interim Dividend for 2006-07.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

NSEIL
10 APR 2007
Contents not Verified

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 9, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE....... 10/4/07

Sir,

Sub: Disclosure under regulation 8 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Pursuant to Regulation 8 (3) of SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997, we enclose herewith intimation in the prescribed format on the subject, containing particulars of disclosure of Shareholding as on March 22, 2007, being the Record Date for payment of Interim Dividend for 2006-07.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

Disclos[redacted] det[redacted]f sh[redacted]oldi[redacted] tar[redacted] rep[redacted] co[redacted]y to[redacted]k Ex[redacted]ges, in terms of regulation 8(3) of SEBI (Substantial Acquisition of [redacted]hares & Takeovers) Regulations 1997

Name of the company (Target / Reporting Company)	INDIAN PETROCHEMICALS CORPORATION LIMITED
Date of reporting	March 22, 2007
Name of Stock Exchanges where shares of Reporting/ ~~Target~~ Company are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited 3. Luxembourg Stock Exchange

(I) Information about persons holding more than 15% shares of voting rights (VR) in terms of Reg. 8(1)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting *Rights* (*in* Number and %) of persons mentioned at (I) u/r 8(1) to Target Company											
Names	*As on* March 31, 2007 (for the year 2006-07)		As on March 31, 2006 (for the year 2005-06)		Changes if any between (A) & (B)		As on record date for dividend (for the year __)		As on record date for *dividend (for the year __)*		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) *of persons* mentioned at (II) as informed to target company under regulation 8(2)											
	As on March 31, 2007 (for the year 2006-07)		As on March 31, 2006 (for the year 2005-06)		Changes if any between (A) & *(B)*		As on record date for *Interim* dividend (March 22, 2007)		As on record date for dividend (May 20, 2006)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter(s) or every person *having* control over a company Reliance Petroinvestments Limited	(N.A.)	(N.A.)	(N.A.)	(N.A.)	(N.A.)	(N.A.)	139,941,444 [a]	46.54	114,183,787 [b]	46.00	25,757,657	0.54
Reliance Nutraceuticals Private Limited	(N.A.)	(N.A.)	(N.A.)	(N.A.)	(N.A.)	(N.A.)	1,340,982	0.45	-	0.00	1,340,982	0.45
Reliance Pharmaceuticals (India) Private Limited	(N.A.)	(N.A.)	(N.A.)	(N.A.)	(N.A.)	(N.A.)	1,088,326	0.36	-	0.00	1,088,326	0.36
							142,370,752	47.35	114,183,787	46.00	28,186,965	1.35

(a) - Includes 2900 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI is awaited.
(b) - Includes 3150 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI is awaited.

Place : Mumbai
Date : April 9, 2007

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Company Secretary

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 9, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Disclosure under regulation 8 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Pursuant to Regulation 8 (3) of SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997, we enclose herewith intimation in the prescribed format on the subject, containing particulars of disclosure for the Financial Year ended March 31, 2007.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 9, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE.......10/4/07

Sir,

Sub: Disclosure under regulation 8 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Pursuant to Regulation 8 (3) of SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997, we enclose herewith intimation in the prescribed format on the subject, containing particulars of disclosure for the Financial Year ended March 31, 2007.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

Disclos[redacted]f det[redacted]f sha[redacted]ldin[redacted]arge[redacted]orti[redacted]mpa[redacted]Stoc[redacted]han[redacted]h ter[redacted]reg[redacted]h 8(3[redacted]EBI [redacted]ant[redacted]quisi[redacted]f Shares & Takeovers) Regulations 1997

Name of the company (Target / Reporting Company) INDIAN PETROCHEMICALS CORPORATION LIMITED

Date of reporting March 31, 2007

Name of Stock Exchanges where shares of Reporting/ ~~Target~~ Company are listed
1. Bombay Stock Exchange Limited
2. National Stock Exchange of India Limited
3. Luxembourg Stock Exchange

(I) Information about persons holding more than 15% shares of voting rights (VR) in terms of Reg. 8(1)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) u/r 8(1) to Target Company											
Names	As on March 31, 2007 (for the year 2006-07)		As on March 31, 2006 (for the year 2005-06)		Changes if any between (A) & (B)		As on record date for dividend (for the year __)		As on record date for dividend (for the year __)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
	As on March 31, 2007 (for the year 2006-07)		As on March 31, 2006 (for the year 2005-06)		Changes if any between (A) & (B)		As on record date for dividend (March 22, 2007)		As on record date for dividend (May 20, 2006)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter(s) or every person having control over a company Reliance Petroinvestments Limited	(b) 13 99 41 444	46.54	(a) 11 41 83 787	46.00	25757657	0.54	(N.A.)		(N.A.)		(N.A.)	
Reliance Nutraceuticals Private Limited	13 40 982	0.45	0.00	0.00	1340982	0.45						
Reliance Pharmaceuticals (India) Private Limited	10 88 326	0.36	0.00	0.00	1088326	0.36						
Person(s) acting in concert with him												
NIL	(N.A.)		(N.A.)		(N.A.)		(N.A.)		(N.A.)		(N.A.)	
	14 23 70 752	47.35	11 41 83 787	46.00	2 81 86 965	1.35						

(a) - Includes 2900 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI is awaited.
(b) - Includes 2900 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI was awaited.

Place : Mumbai
Date : April 9, 2007

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Company Secretary

P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Fax : (0265) 669 4062

RECEIVED

2007 JUL 17 P 4:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 12, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598120

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention: Ms. Neha Gada
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Clause 49 of the Listing Agreement – Quarterly Compliance Report- March 31, 2007

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended March 31, 2007 for information and records.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE 13/4/07

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 12, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005
Ph:- 26598100
Fax:- 26598120

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention: Ms. Neha Gada
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Clause 49 of the Listing Agreement – Quarterly Compliance Report- March 31, 2007

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended March 31, 2007 for information and records.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

Quarterly Compliance Report on Corporate Governance under Clause 49 of the Listing Agreement

Name of the Company : Indian Petrochemicals Corporation Limited

Quarter ending on : March 31, 2007

Particulars		Clause of Listing Agreement	Compliance Status Yes/No	Remarks
I.	**Board of Directors**	**49 (I)**		
(A)	Composition of Board	49 (IA)	Yes	–
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	N.A.-	–
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	–
(D)	Code of Conduct	49 (ID)	Yes	The Company has received Compliance Certificate from all the Directors and members of Senior Management affirming compliance with the Code of Business Conduct and Ethics by the Directors and Senior Management for the financial year 2006-07.
II.	**Audit Committee**	**49 (II)**		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	–
(B)	Meeting of Audit Committee	49 (IIB)	Yes	–
(C)	Powers of Audit Committee	49 (IIC)	Yes	–
(D)	Role of Audit Committee	49 (IID)	Yes	–
(E)	Review of Information by Audit Committee	49 (IIE)	Yes	–
III.	**Subsidiary Companies**	**49 (III)**	N.A.	–
IV.	**Disclosures**	**49 (IV)**		
(A)	Basis of related party transactions	49 (IV A)	Yes	
(B)	Board Disclosures	49 (IV B)	Yes	–
(C)	Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	N.A.	–
(D)	Remuneration of Directors	49 (IV D)	Yes	–
(E)	Management	49 (IV E)	Yes	The Management's Discussion and Analysis for the financial year 2006-07 will form part of the Annual Report of Indian Petrochemicals Corporation Limited.
(F)	Shareholders	49 (IV F)	Yes	–

Indian Petrochemicals Corporation Ltd.

V.	**CEO/CFO Certification**	49 (V)	Yes	Certification by CEO and CFO in respect of the financial statements for the financial year 2006-07 will be submitted to the Board of Directors of Indian Petrochemicals Corporation Limited.
VI.	**Report on Corporate Governance**	49 (VI)	Yes	The Report on Corporate Governance of Indian Petrochemicals Corporation Limited will from part of the Annual Report for the year 2006-07.
VII.	**Compliance**	49 (VII)	Yes	1. The Company will obtain a certificate from Auditors' of the Company regarding compliance of conditions of corporate governance for the year ended March 31, 2007. 2. The disclosures of the compliance with mandatory requirements and adoption and /or non adoption of non mandatory requirements will be made in the section on Corporate Governance in the Annual Report of Indian Petrochemicals Corporation Limited for the year 2006-07.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

RECEIVED
2007 JUL 17 P 5:0
OFFICE OF IN
CORPORAT

April 12, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Sir,

Sub: Shareholding Pattern Summary for Free Float Indices

We send herewith the Shareholding Pattern Summary for Free-Float Indices in the prescribed form for the quarter ended March 31, 2007.

Thanking You,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
RECEIVED
12/4/07

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : INDIAN PETROCHEMICALS CORPORATION LIMITED

Scrip Code: 500105 | Quarter Ended: March 31, 2007

Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	0	0.00
2	Indian Corporate Bodies/ Trusts/ Partnerships	14 23 70 752	47.35
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	14 23 70 752	47.35
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	0	0.00
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	0	0.00
D	OTHERS (Please specify here__________)	0	0.00
	Sub Total D	0	0.00
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	0	0.00
	Sub Total I	14 23 70 752	47.35

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	4 61 21 636	15.34
2	Indian Corporate Bodies/Trusts/Partnerships	2 54 10 020	8.45
3	Independent Directors & Relatives	0	0.00
4	Present Employees	0	0.00
5	Banks/Financial Institutions	71 82 248	2.39
6	Central/State Govt.	10 40 604	0.35
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	3 78 09 416	12.57
9	Mutual Funds	91 09 575	3.03
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**12 66 73 499**	**42.13**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	3 672	0.00
15	Foreign Institutional Investors (SEBI-registered)	3 04 05 632	10.11
16	Non Resident Indians (Individuals)	9 42 129	0.31
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**3 13 51 433**	**10.43**
C	GDRs/ADRs/ADSs	3 07 114	0.10
	Sub Total C	**3 07 114**	**0.10**
D	OTHERS (Shares in Transit)	0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**15 83 32 046**	**52.65**
	Grand Total	**30 07 02 798**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	14 23 70 752	47.35
Total Free-float	15 83 32 046	52.65
Grand Total	**30 07 02 798**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	26 90 44 251	89.47
Total Foreign Holding	3 16 58 547	10.53
Grand Total	**30 07 02 798**	**100.00**

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : INDIAN PETROCHEMICALS CORPORATION LIMITED

Scrip Code	500105	Quarter Ended	March 31, 2007

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Reliance Petroinvestments Limited	13 99 41 444	46.54	I - A - 2
2	Reliance Nutraceuticals Pvt Ltd.	13 40 982	0.45	I - A - 2
3	Reliance Pharmaceuticals (India) Private Limited	10 88 326	0.36	I - A - 2
	Total	14 23 70 752	47.35	

Indian Petrochemicals Corporation Limited

FORM C

FREE-FLOAT HOLDERS

DISCLOSE ONLY HOLDINGS OF 1% & ABOVE

(List holders Categorywise)

Name of the Company : INDIAN PETROCHEMICALS CORPORATION LIMITED

Scrip Code: 500105 | Quarter Ended: March 31, 2007

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Agrata Holdings and Trading Private Limited	4085526	1.36	II - A - 2	NIL
2	Sihasan Holdings and Trading Private Limited	4085526	1.36	II - A - 2	NIL
3	Life Insurance Corporation of India	31703627	10.54	II - A - 8	NIL
4	Reliance Capital Trustee Co. Ltd A/c Reliance Equity Fund	4156201	1.38	II - A - 9	NIL
5	Citigroup Global Markets Mauritius Private Limited	5152945	1.71	II - B - 15	NIL

Indian Petrochemicals Corporation Limited

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 12, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Attention: Ms. Chitra Sekhar
DCS- CRD

Sir,

Sub: Shareholding pattern for the quarter ended March 31, 2007 as required under revised Clause 35 of the Listing Agreement

In compliance with revised Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended March 31, 2007 together with the following details:

I (a) Statement showing Shareholding Pattern as on March 31, 2007
(b) Statement showing the shareholding of persons belonging to the category "Promoter and Promoter Group".
(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1%
(d) Statement showing details of locked –in shares

II (a) Statement showing details of depository receipts.
(b) Statement showing holding of Depository Receipts (DRs) where underlying shares are in excess of 1% of total number of shares.

The above information will be posted on the Company's website located at **www.ipcl.co.in**

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

BOMBAY STOCK EXCHANGE LIMITED
12/4/07

Copy to:Luxembourg Stock Exchange, Luxembourg

P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Fax : (0265) 669 4062

April 12, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Attention: Ms. Chitra Sekhar
DCS- CRD

Sir,

Sub: Shareholding pattern for the quarter ended March 31, 2007 as required under revised Clause 35 of the Listing Agreement

In compliance with revised Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended March 31, 2007 together with the following details:

I (a) Statement showing Shareholding Pattern as on March 31, 2007
(b) Statement showing the shareholding of persons belonging to the category "Promoter and Promoter Group".
(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1%
(d) Statement showing details of locked -in shares

II (a) Statement showing details of depository receipts.
(b) Statement showing holding of Depository Receipts (DRs) where underlying shares are in excess of 1% of total number of shares.

The above information will be posted on the Company's website located at **www.ipcl.co.in**

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to:Luxembourg Stock Exchange, Luxembourg

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN UNDER CLAUSE 35 OF THE LISTING AGREEMENT

Name of the Company: INDIAN PETROCHEMICALS CORPORATION LIMITED						
Scrip Code : 500105			As On : 31st March, 2007			
Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	5	142370752	142370752	47.39	47.35
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(1)	5	142370752	142370752	47.39	47.35
(2)	Foreign					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	0	0	0	0.00	0.00
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	5	142370752	142370752	47.39	47.35
(B)	Public Shareholding[3]					
(1)	Institutions					
(a)	Mutual Funds /UTI	103	9111958	9096740	3.03	3.03
(b)	Financial Institutions/Banks	99	7179865	7169422	2.39	2.39
(c)	Central Government/State Governments	1	1040604	1040604	0.35	0.35
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	12	37809416	37809076	12.59	12.57
(f)	Foreign Institutional Investors	123	30405632	30391317	10.12	10.11
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	338	85547475	85507159	28.48	28.45
(2)	Non-Institutions					
(a)	Bodies Corporate	3699	25410020	25383854	8.46	8.45
(b)	Individuals					
	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	482781	43646627	38668156	14.53	14.51
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	78	2475009	2475009	0.82	0.82
(c)	Any Other (Specify)					
	i. NRIs/OCBs	8135	945801	895979	0.31	0.31
	ii. Pending Confirmation	0	0	0	0.00	0.00
	Sub -Total (B)(2)	494693	72477457	67422998	24.13	24.10
	Total Public Shareholding B=(B)(1)+(B)(2)	495031	158024932	152930157	52.61	52.55
	TOTAL (A) +(B)	495036	300395684	295300909	100.00	99.90
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	307114	307114		0.10
	GRAND TOTAL (A)+(B)+(C)	495037	300702798	295608023		100.00

[1]For determining public shareholding for the purpose of Clause 40A
[2]For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A
[3]For definition of "Public Shareholding", refer to Clause 40A

Indian Petrochemicals Corporation Limited

(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Reliance Petroinvestments Limited	13 99 41 444	46.54
2	Reliance Nutraceuticals Pvt Ltd.	13 40 982	0.45
3	Reliance Pharmaceuticals (India) Private Limited	10 88 326	0.36
	TOTAL	**14 23 70 752**	**47.35**

Indian Petrochemicals Corporation Limited

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	3 17 03 627	10.54
2	Citigroup Global Markets Mauritius Private Limited	51 52 945	1.71
3	Reliance Capital Trustee Co Ltd A/c Reliance Equity Fund	41 56 201	1.38
4	Agrata Holdings and Trading Private Limited	40 85 526	1.36
5	Sihasan Holdings and Trading Private Limited	40 85 526	1.36
	TOTAL	**4 91 83 825**	**16.36**

Indian Petrochemicals Corporation Limited

I(d) **Statement showing details of locked - in shares**

Sr. No.	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	RELIANCE PETROINVESTMENTS LIMITED	8648032	2.88
2	SHAILESH M MEHTA	1650	0.00
3	SUDHAKAR JASHVANTRAY DESAI	1650	0.00
4	JAYANT BHASKAR KAMAT	1650	0.00
5	SETHURAMAN RAVIKUMAR	1650	0.00
6	R.T.THOMAS	1500	0.00
7	R BHASKARAN	1500	0.00
8	M RAJGOPAL	1500	0.00
9	GOVIND PRASHAD KHANNA	1500	0.00
10	SURINDER SINGH	1500	0.00
11	BHATT PRAFULCHANDRA MULJIBHAI	1500	0.00
12	JAYANTILAL S. WAGHELA	1500	0.00
13	MAHENDRAKUMAR SOMABHAI PATEL	1500	0.00
14	RATILAL DEVJIBHAI SOLANKI	1500	0.00
15	DESAI JITENDRA DHIRUBHAI	1500	0.00
16	HARSHAD N SORATHIA	1500	0.00
17	KESHUBHAI M PRAJAPATI	1500	0.00
18	PRABIR KUMAR SAHA	1500	0.00
19	GURCHARAN SINGH MATTOO	1500	0.00
20	BABULAL L BAMROLIA	1500	0.00
21	ARUN KUMAR SONAKIA	1500	0.00
22	J H BHATT	1500	0.00
23	RAJENDRA K SINGHAL	1500	0.00
24	NITIN C JOSHI	1500	0.00
25	SURESH BALWANT PANDHARIPANDE	1500	0.00
26	BHAGWANJI MARADIA	1500	0.00
27	KALAPI H ACHARYA	1500	0.00
28	DEVINDER SINGH BHUMRA	1500	0.00
29	DEVENDRA R AMIN	1500	0.00
30	DAVE ARVIND BACHUBHAI	1500	0.00
31	JIGNESH SUMATICHANDRA SHAH	1500	0.00
32	RAM SWAROOP SHARMA	1500	0.00
33	ASHOK HARIBHAU SELUKAR	1500	0.00
34	PREMANGSHU RANJAN SAHA	1500	0.00
35	HASMUKH NENSI BHAI GOHEL	1500	0.00
36	RAVINDRANATHAN MARAYIL	1500	0.00
37	K R KRISHNAMURTHY	1500	0.00
38	MURIGEPPA SHANKARAPPA ANDANI	1500	0.00
39	ANUPAM NAVINCHANDRA DESAI	1500	0.00
40	ISHWARLAL HARIBHAI DHIMMAR	1500	0.00
41	JANAK ISHWARLAL DESAI	1500	0.00
42	BALKRISHEN RAINA	1500	0.00
43	MAHENDRA S PARIKH	1500	0.00
44	RAJ KUMAR J	1500	0.00
45	DEVANAND BALDEVPRASAD TRIVEDI	1500	0.00
46	JAGDISHCHANDRA SHARMA	1500	0.00
47	KAVIRAYANI RAMACHANDRA MURTY	1500	0.00
48	K R KUMARA SWAMY	1500	0.00
49	DUSHYANT GHANSHYAMRAY CHHAYA	1500	0.00
50	VIJAY KUMAR AGARWAL	1500	0.00
51	THAKUR BULCHAND NATHANI	1500	0.00
52	ARVINDKUMAR CHIMANLAL PANDYA	1500	0.00
53	ASHOK KUMAR MAHENDRU	1500	0.00
54	S G THIRUMALESHWARA BHAT	1500	0.00
55	VIJAY SUMANTLAL SHAH	1500	0.00
56	MAYANK CHOKSHI	1500	0.00
57	DILIPKUMAR S AMIN	1500	0.00
58	ANILKUMAR JAYANTILAL KOTHARI	1500	0.00
59	SOMPURA RAJENDRA BHAILAL	1500	0.00
60	VINODLAL TALATI	1500	0.00

Indian Petrochemicals Corporation Limited

Sr. No.	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
12220	BHIKHABHAI DHULABHAI SOLANKI	600	0.00
12221	DEVISINH MOHABATSINH PARMAR	600	0.00
12222	RAMSING FULABHAI PADHIYAR	600	0.00
12223	MADANLAL CHAMARURAM DOGRA	600	0.00
12224	MADHUKAR SHIVLAL THAKKAR	600	0.00
12225	LAXMANSINH CHATRASINH PARMAR	600	0.00
12226	AMARSINGH RAMABHAI GOHIL	600	0.00
12227	BHAILALBHAI BABUBHAI MAKWANA	600	0.00
12228	SHIVABHAI SOMABHAI RAVAL	600	0.00
12229	NATWARBHAI SHANABHAI GOHIL	600	0.00
12230	VAJABHAI RAUJIBHAI PADHIYAR	600	0.00
12231	CHAGGANBHAI MANSINH BAMANIA	600	0.00
12232	RANJITBHAI SHANABHAI GOHIL	600	0.00
12233	MAGANBHAI SHAMATSINH GOHIL	600	0.00
12234	FATESINH MAGANBHAI PARMAR	600	0.00
12235	RAVJIBHAI MAHIJIBHAI JADAV	600	0.00
12236	UDESINH DAHYABHAI PARMAR	600	0.00
12237	BHAILAL BHAI RAVJIBHAI SOLANKI	600	0.00
12238	SURESHBHAI SHANTILAL RAJPUT	600	0.00
12239	KANABHAI PETHABHAI AHIR	600	0.00
12240	PANDURANG RAMCHANDRA TUNGAR	600	0.00
12241	RAMSINHBHAI PUNJABHAI PARMAR	600	0.00
12242	DHANABHAI RAIJIBHAI HARIJAN	600	0.00
12243	JETHABHAI DEVABHAI PADHIYAR	600	0.00
12244	SUDHIRBHAI JETHABHAI VAGHELA	600	0.00
12245	J D BAMANIA	500	0.00
12246	JAGDISHSINH PRABHATSINH MAHIDA	500	0.00
12247	ISHWERBHAI B MISTRY	500	0.00
12248	SUREKHA J GUPTE	500	0.00
12249	NAGINBHAI SOLANKI	500	0.00
12250	PATEL JAYESH BALUBHAI	500	0.00
12251	DILIPSINH JITENDRA SINH GOHIL	500	0.00
12252	JAYWANT L JADHAV	500	0.00
12253	DHOLAKIA ARUNA DILIPKUMAR	500	0.00
12254	DESAI HITENDRABHAI	500	0.00
12255	NALINI KANUBHAI PARIKH	500	0.00
12256	PRASHANT R NIKHADE	500	0.00
12257	RAGHUNAND KRISHNAN	500	0.00
12258	PRAVIN SHIVAJI RAJGURU	500	0.00
12259	AMARSHINHBHAI HAMIRBHAI SOLANKI	500	0.00
12260	CHARUHAS SHARADCHANDRA SHAHIWALE	500	0.00
12261	UDESINH MELABHAI PARMAR	500	0.00
12262	RANCHODBHAI MAHYAVANSHI	450	0.00
12263	SHRINIWAS GOVIND PUJARI	450	0.00
12264	DINESHBHAI NATWARBHAI PADHIAR	400	0.00
12265	K G HARIJAN	400	0.00
12266	ISHWARBHAI PATHUBHAI MAKWANA	400	0.00
12267	MULJIBHAI BHADABHAI HARIJAN	368	0.00
12268	CHANDRABHUVAN TULSIRAM PANDEY	300	0.00
12269	RAJASOLOMAN PAULDURAI NADAR	300	0.00
12270	SATYANARAYAN PUNVASI MAURYA	300	0.00
12271	ASHOKKUMAR VAGHELA	200	0.00
12272	ASHOK KRISHNA JANJIRKAR	200	0.00
12273	ACHINTYA KUMAR MAJUMDAR	1	0.00
	TOTAL	20018710	6.66

Indian Petrochemicals Corporation Limited

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	102371	307114	0.10

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}

Not Applicable

Indian Petrochemicals Corporation Limited

INDIAN PETROCHEMICALS CORPORATION LIMITED

NOTE : FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	As On 31.03.2007	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
1	FIIs	3 04 05 632	10.11
2	NRIs/OCBs	9 45 801	0.31
3	GDRs	3 07 114	0.10

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

RECEIVED
2007 JUL 17 P 5:69

April 26, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Mr. Chirag
Sodawaterwalla-DCS-Listing
Ph:- 22721234
Fax:- 22722037

Sub: Secretarial Audit Report for the quarter ended March 31, 2007

Sir,

We forward herewith the Secretarial Audit Report dated April 19, 2007 from M/s. Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended March 31, 2007 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002.

Yours faithfully,

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.........
DATE 23/4/07

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 26, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Mr. Chirag
Sodawaterwalla-DCS-Listing
Ph:- 22721234
Fax:- 22722037

Sub: Secretarial Audit Report for the quarter ended March 31, 2007

Sir,

We forward herewith the Secretarial Audit Report dated April 19, 2007 from M/s. Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended March 31, 2007 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002.

Yours faithfully,

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

dayal and lohia

chartered accountants

The Board of Directors
Indian Petrochemicals Corporation limited
P.O. Petrochemicals Township
Vadodara - 391345

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Indian Petrochemicals Corporation Ltd** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2007**
2	ISIN	INE006A01019
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Indian Petrochemicals Corporation Limited
5	Registered Office Address	P.O. Petrochemicals, Vadodara - 391346
6	Correspondence Address	P.O. Petrochemicals Township, Vadodara - 391345
7	Telephone & Fax Nos.	Tel No: 0265 - 669 4061, Fax No: 0265 - 669 4062
8	Email address	InvestorRelations.Corpo@ipcl.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	30 30 10 937	100.000
11	Listed Capital (Exchange - wise) - as per Exchanges listed in '9' above *(as per company records)*	30 27 03 318	99.898
12	Held in dematerialised form in CDSL	1 65 14 700	05.450
13	Held in dematerialised form in NSDL	27 90 93 323	92.107
14	Physical	50 94 775	01.681
15	Total No. of Shares (12+13+14)	30 07 02 798	

DAYAL AND LOHIA MUMBAI CHARTERED ACCOUNTANTS

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)6637 2969-70 □ fax: 91-22-6637 2949 □ e-mail: contact@dayalandlohia.com

16 Reasons for difference if any, between:

a) (10&11):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue
b) (10&15):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue (iii) Forfeiture & (iv) Annulment of Forfeited Shares
c) (11&15):	(i) Forfeiture & (ii) Annulment of Forfeited Shares

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

DAYAL AND LOHIA * CHARTERED ACCOUNTANTS * MUMBAI

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	10	163	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	3	47	Delay in receipt of Physical DRF & Share Certificates from DP.
	110	2 778	Processed Under NOL
	10	893	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**133**	**3 881**	
Pending for more than 21 Days	1	3	Non - receipt of Physical DRF & Share Certificates from DP.
Total	**1**	**3**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Ms. Shashikala Rao
Tel (O) : 022 - 2278 5229
Fax (O) : 022 - 2278 5129

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

M/s. Dayal and Lohia
Chartered Accountants
Kamanwala Chambers, 1st Floor,
Office No. 6 & 7, Sir. P M Road,
Fort, Mumbai - 400 001
Tel No.: 022 - 66372969 - 2970
Fax No.: 022 - 66372949
Name&Regn. No. of the Partner :
Shri Anil Lohia - 31626

24 Appointment of common agency for share registry work if yes (name & address)

Karvy Computershare Pvt. Ltd.
46, Avenue 4, Street No.1,
Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA MUMBAI CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.: 31626

Place: Mumbai
Date : 19/04/2007

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 17, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Tel: 26598236
Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri S. Subramanian
DCS-CRD
Tel: 22721234
Fax: 22722037

Dear Sir,

Sub: Disclosure under Clause 36 of the Listing Agreement

We refer to our letter dated February 5, 2007 informing of an illegal strike at the Allahabad Unit of the Company and lock-out declared with effect from February 4, 2007 at 6.00 a.m.

We now wish to inform you that the lock-out has been withdrawn and the operations of the Company have restarted from April 12, 2007.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

BOMBAY STOCK EXCHANGE
LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE 18/4/07

Copy to:

Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 17, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Tel: 26598236
Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri S. Subramanian
DCS-CRD
Tel: 22721234
Fax: 22722037

Dear Sir,

Sub: Disclosure under Clause 36 of the Listing Agreement

We refer to our letter dated February 5, 2007 informing of an illegal strike at the Allahabad Unit of the Company and lock-out declared with effect from February 4, 2007 at 6.00 a.m.

We now wish to inform you that the lock-out has been withdrawn and the operations of the Company have restarted from April 12, 2007.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Copy to:

Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

RECEIVED
2007 JUL 17 P 5:47
OFFICE OF ... CORPORATE ...

April 18, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra-Kurla Complex
Mumbai - 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Shri S. Subramanian
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Scheme of Amalgamation

The media release issued by us on the result of the Court Convened Meetings of Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of Indian Petrochemicals Corporation Limited held on April 14, 2007, for approving the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited is enclosed for information and record.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

for Ashoos Mol
Shashikala Rao
Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE.......

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 18, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra-Kurla Complex
Mumbai - 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Shri S. Subramanian
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Scheme of Amalgamation

The media release issued by us on the result of the Court Convened Meetings of Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of Indian Petrochemicals Corporation Limited held on April 14, 2007, for approving the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited is enclosed for information and record.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

for Ashoos Mo6

Shashikala Rao
Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

NSEIL
APR 2007
Contents not Verified

Indian Petrochemicals Corporation Limited

Media Release

SHAREHOLDERS AND CREDITORS APPROVE MERGER OF IPCL WITH RELIANCE INDUSTRIES LIMITED (RIL)

Vadodara, April 18, 2007: In the Court convened meetings of Shareholders, Secured Creditors and Unsecured Creditors of Indian Petrochemicals Corporation Limited (IPCL) held on April 14, 2007 to approve the Scheme of Amalgamation of IPCL with Reliance Industries Limited (RIL), 100% of the Secured Creditors, 100% of the Unsecured Creditors and 97.04% of the total number of Shareholders present in person/proxies voted overwhelmingly in favour of the Scheme of Amalgamation.

These 97.04% of the Shareholders present in person/proxies represent 99.89% of the total value of the equity shares held by them. Only 233 shareholders constituting 2.96% of the shareholders present in person/proxies representing 0.11% of the total value of the shares voted against the Scheme.

The Company has filed today petition seeking approval of the Hon'ble High Court of Judicature, Gujarat for sanction of the Scheme.

Background

Indian Petrochemicals Corporation Limited

Indian Petrochemicals Corporation Limited (IPCL), a part of the Reliance Industries Limited group produced close to two million tones of merchant products. IPCL's unaudited net turnover for the year ended 2005-06 was Rs9,597 crore (US$21,151 million) and net profit of Rs1,005 crore (US$225 million).

With its three plants located at Vadodara, Nagothane and Dahej IPCL's major business comprises of polymers, synthetic fibre, fibre intermediates, surfactants, commodity chemicals and catalysts.

Corporate Communications Group
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone : (+91 265) 3067352
(+91 265) 3067353
Fax : (+91 265) 3067333

Internet : www.ipcl.co.in

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

RECEIVED
2007 JUL 17 P 5:09
OFFICE OF ... CORPORATE ...

April 18, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Disclosure under Regulation 13 (6) of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

Disclosure under Regulation 13 (3) of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 dated April 13, 2007 has been received from Life Insurance Corporation of India on April 18, 2007 for purchase of 61,47,006 equity shares constituting 2.04% of the paid up capital of the Company.

The said disclosure is forwarded alongwith Form C under Regulations 13 (3) and 13(6) of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN....
DATE.... 19/4/07

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 18, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Disclosure under Regulation 13 (6) of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

Disclosure under Regulation 13 (3) of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 dated April 13, 2007 has been received from Life Insurance Corporation of India on April 18, 2007 for purchase of 61,47,006 equity shares constituting 2.04% of the paid up capital of the Company.

The said disclosure is forwarded alongwith Form C under Regulations 13 (3) and 13(6) of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6))

Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/ ~~sale~~	No. & % of shares/voting rights acquired/ ~~sold~~	Receipt of allotment advice/acquisition of shares/~~sale of shares~~ – specify	Date of intimation to company	Mode of acquisition on (market purchase/public/rights/preferential offer etc.)	No. & % of shares/voting rights post-acquisition/~~sale~~	Trading member through whom the trade was executed with SEBI Registration no of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value
Life Insurance Corporation of India Central Office Yogakshema Mumbai-400021	2,79,84,807 i.e. 9.31% of the paid up capital of the Company	61,47,006 i.e. 2.04% of the paid up capital of the Company	April 12, 2007	By letter dated April 13, 2007 received by Company on April 18, 2007	Market Purchase	3,41,31,813 Shares i.e. 11.35 % of the paid up capital of the Company	Various Brokers	NSE & BSE	61,47,006	1,63,56,02,802.71	NIL	NIL

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Date : April 18, 2007

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

RECEIVED
2007 JUL 17 P 5:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 21, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Ph:- 22721234, Fax:- 22722037

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051

Ph:- 26598236, Fax:- 26598237

Dear Sirs,

Sub.: Clause 41 of the Listing Agreement

In terms of the Clause 41 of the Listing Agreement we request you to please note that the Company will publish audited results for the quarter/year ended March 31, 2007 by June 30, 2007. Accordingly, the unaudited results for the said period is not being considered by the Board of Directors in April, 2007.

We request you to take note of the same.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN....
DATE....24/4/07

Copy to: The Luxembourg Stock Exchange

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 21, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Ph:- 22721234, Fax:- 22722037

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051

Ph:- 26598236, Fax:- 26598237

Dear Sirs,

Sub.: Clause 41 of the Listing Agreement

In terms of the Clause 41 of the Listing Agreement we request you to please note that the Company will publish audited results for the quarter/year ended March 31, 2007 by June 30, 2007. Accordingly, the unaudited results for the said period is not being considered by the Board of Directors in April, 2007.

We request you to take note of the same.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Copy to: The Luxembourg Stock Exchange

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 24, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra-Kurla Complex
Mumbai - 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Dear Sir,

Sub: Certificate under Clause 47(c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we submit a Certificate from M/s. D. Pathak & Associates, Practising Company Secretaries, Vadodara for the half-year ended March 31, 2007 for your information and record.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

BOMBAY STOCK EXCHANGE
DATE 24/4/07

Encl.: As above

Copy to: Luxembourg Stock Exchange

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 24, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra-Kurla Complex
Mumbai - 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Dear Sir,

Sub: Certificate under Clause 47(c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we submit a Certificate from M/s. D. Pathak & Associates, Practising Company Secretaries, Vadodara for the half-year ended March 31, 2007 for your information and record.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

Encl.: As above

Copy to: Luxembourg Stock Exchange

NSEIL
24 APR 2007
Contents not Verified

D PATHAK & ASSOCIATES
PRACTISING COMPANY SECRETARIES
204/5, GARDEN VIEW, NEAR KAMATI BAUG CIRCLE, SAYAJIGUNJ, VADODARA-390 005.
REGD. TRADEMARK AGENT

TEL/FAX : 0265-2362718
PHONE : 0265-2362962 (R) 2562158
E-mail : maildeveshpathak@rediffmail.com

Devesh A. Pathak
B.Com., LL.B., F.C.S.

Indian Petrochemicals Corporation Limited,
P.O.: Petrochemicals,
Dist. Vadodara – 391 346.

CERTIFICATE

I have examined all relevant Books, Registers, Forms, Documents and Papers of INDIAN PETROCHEMICALS CORPORATION LIMITED (the Company) produced before me for the purpose of issuing the Certificate under sub-clause (c) of Clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purpose of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY COMPUTERSHARE PRIVATE LIMITED of 46, Avenue 4, Street No. 1, Banjara Hills, Hyderabad 500 034 has in respect of the half year ended on 31st March, 2007, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgment for transfer, sub-division, consolidation, renewal and exchange.

For D. Pathak & Associates

Place : Vadodara
Date : 23rd April, 2007

Devesh A. Pathak
Sole Proprietor
FCS No. : 4559
COP No. : 2306

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

(12)

April 27, 2007

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, ' G ' Block
Bandra – Kurla Complex,
Bandra (East)
Mumbai – 400 051
Fax No. 022 2659 8237

Sub: S and T Series Bonds – Record Date for annual interest payment and redemption of principal amount.

Sir,

Company's 'S' & 'T' series bonds are listed with National Stock Exchange of India Ltd. in Wholesale Debt Market Segment. The annual interest payment and redemption of principal amount on the S and T Series Bonds issued by the Company is due on June 25, 2007 and July 12, 2007, respectively. The Record date for determining the eligible bond-holders for the said purpose is June 18, 2007 and July 6, 2007, respectively.

You are requested to take the same on records and inform the members of your exchange.

Thanking you,

Yours Sincerely,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Copy to: National Securities Depository Limited
UTI Bank Limited, Trustees

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

BOMBAY STOCK EXCHANGE
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.... M.R.P.
DATE.... 22/5/07

May 22, 2007

P.M.
4.57

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai – 400 001
(Fax No. 22723121 / 22723710)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub: Amalgamation of the Company with Reliance Industries Limited

As directed by the Hon'ble High Court of Gujarat at Ahmedabad by its order dated April 23, 2007, the notice of date of hearing of Petition for the sanction of Amalgamation of the Company with Reliance Industries Limited has been published in the "Times of India" (Ahmedabad edition) and the Gujarati translation thereof in "Gujarat Samachar" (Ahmedabad and Vadodara editions) on May 21, 2007.

We are enclosing three copies of all the above newspaper cuttings for your information and record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Copy to: Luxembourg Stock Exchange

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

RECEIVED
2007 JUL 17 P 5:41
OFFICE OF INTERNATIONAL CORPORATE

May 22, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai – 400 001
(Fax No. 22723121 / 22723710)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub: Amalgamation of the Company with Reliance Industries Limited

As directed by the Hon'ble High Court of Gujarat at Ahmedabad by its order dated April 23, 2007, the notice of date of hearing of Petition for the sanction of Amalgamation of the Company with Reliance Industries Limited has been published in the "Times of India" (Ahmedabad edition) and the Gujarati translation thereof in "Gujarat Samachar" (Ahmedabad and Vadodara editions) on May 21, 2007.

We are enclosing three copies of all the above newspaper cuttings for your information and record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Copy to: Luxembourg Stock Exchange

NSEIL
23 MAY 2007
Contents not Verified

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Fax : (0265) 669 4062

RECEIVED
2007 JUL 17 P 5:41

June 22, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph: 22721234
Fax: 2272 2037

The Manager
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra – Kurla Complex
Mumbai 400 005
Ph: 2659 8236
Fax: 2659 8237

Dear Sir,

Sub: Board Meeting

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Saturday, June 30, 2007, inter-alia, to consider and approve the audited financial results of the Company for the quarter and year ended March 31, 2007.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Authorised Signatory

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN....
DATE.... 25/6/07

Copy to:

Luxembourg Stock Exchange, Luxembourg

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Fax : (0265) 669 4062

June 22, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph: 22721234
Fax: 2272 2037

The Manager
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra – Kurla Complex
Mumbai 400 005
Ph: 2659 8236
Fax: 2659 8237

Dear Sir,

Sub: Board Meeting

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Saturday, June 30, 2007, inter-alia, to consider and approve the audited financial results of the Company for the quarter and year ended March 31, 2007.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Authorised Signatory

Copy to:

Luxembourg Stock Exchange, Luxembourg

P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

RECEIVED

2007 JUL 17 P 5:21

June 30, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri S. Subramanian
DCS-CRD
Tel: 22721234
Fax: 22722037

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Tel: 26598236
Fax: 26598237

Dear Sir,

Sub: Audited Financial Results of the Company for the quarter and year ended March 31, 2007

In compliance with the Listing Agreement, we are enclosing the audited financial results of the Company for the quarter and year ended March 31, 2007, approved by the Board of Directors of the Company in its meeting held today.

The above information may kindly be notified to the members of your Stock Exchange.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

S. K. Anand
Whole-time Director

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN
DATE 2.7.07

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

June 30, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001.
Kind Attn: Shri S. Subramanian
DCS-CRD
Tel: 22721234
Fax: 22722037

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005
Tel: 26598236
Fax: 26598237

Dear Sir,

Sub: Audited Financial Results of the Company for the quarter and year ended March 31, 2007

In compliance with the Listing Agreement, we are enclosing the audited financial results of the Company for the quarter and year ended March 31, 2007, approved by the Board of Directors of the Company in its meeting held today.

The above information may kindly be notified to the members of your Stock Exchange.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

S K Anand

S. K. Anand
Whole-time Director

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

NSEIL
02 JUL 2007
Contents not Verified

Annexure – A (2)

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
1	Companies Act, 1956	Form 61	Ministry of Company Affairs	……..	a. Copy of Form 61 filed with MCA for submitting petition of Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited on April 30, 2007.	1
2	Companies Act, 1956 (Section 394)	Copy of the Petition along with scheme of amalgamation of IPCL with RIL.	Registrar of Companies, Gujarat	……..	a. Copy of petititon along with scheme of amalgamation of IPCL with RIL submitted to RoC, Gujarat on May 9, 2007	2
3	Companies Act, 1956 Section 233B (2) and Cost Audit Report Rules, 2001	Application to Central Government for approval of appointment of Cost Auditors for the Financial year 2007-08 (Baroda Complex)	Ministry of Company Affairs	Within 45 days from date of beginning of financial year	a. Challan evidencing filing of Form 23C and Copy of Form 23C on May 14, 2007.	3
4	Companies Act, 1956 Section 233B (2) and Cost Audit Report Rules, 2001	Application to Central Government for approval of appointment of Cost Auditors for the Financial year 2007-08 (Nagothane Complex)	Ministry of Company Affairs	Within 45 days from date of beginning of financial year	a. Challan evidencing filing of Form 23C and Copy of Form 23C on May 14, 2007.	4
5	Companies Act, 1956 Section 233B (2) and Cost Audit Report Rules, 2001	Application to Central Government for approval of appointment of Cost Auditors for the Financial year 2007-08 (Gandhar Complex)	Ministry of Company Affairs	Within 45 days from date of beginning of financial year	a. Challan evidencing filing of Form 23C and Copy of Form 23C on May 14, 2007.	5
6	Companies Act, 1956 Section 233B (2) and Cost Audit Report Rules, 2001	Application to Central Government for approval of appointment of Cost Auditors for the Financial year 2007-08 (Allahabad Unit)	Ministry of Company Affairs	Within 45 days from date of beginning of financial year	a. Challan evidencing filing of Form 23C and Copy of Form 23C on May 14, 2007.	6

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
7	Companies Act, 1956 Section 233B (2) and Cost Audit Report Rules, 2001	Application to Central Government for approval of appointment of Cost Auditors for the Financial year 2007-08 (Barabanki Unit)	Ministry of Company Affairs	Within 45 days from date of beginning of financial year	a. Challan evidencing filing of Form 23C and Copy of Form 23C on May 14, 2007.	7
8	Companies Act, 1956 Section 233B (2) and Cost Audit Report Rules, 2001	Application to Central Government for approval of appointment of Cost Auditors for the Financial year 2007-08 (Hoshiarpur Unit)	Ministry of Company Affairs	Within 45 days from date of beginning of financial year	a. Challan evidencing filing of Form 23C and Copy of Form 23C on May 14, 2007.	8
9	Companies Act, 1956 Section 233B (2) and Cost Audit Report Rules, 2001	Application to Central Government for approval of appointment of Cost Auditors for the Financial year 2007-08 (Nagpur Unit)	Ministry of Company Affairs	Within 45 days from date of beginning of financial year	a. Challan evidencing filing of Form 23C and Copy of Form 23C on May 14, 2007.	9
10	Companies Act, 1956 Section 233B (2) and Cost Audit Report Rules, 2001	Application to Central Government for approval of appointment of Cost Auditors for the Financial year 2007-08 (Silvassa Unit)	Ministry of Company Affairs	Within 45 days from date of beginning of financial year	a. Challan evidencing filing of Form 23C and Copy of Form 23C on May 14, 2007.	10
11	Companies Act, 1956 Section 138	Registration of satisfaction of Charge (Rs. 10.00 Crore) Form 17	Ministry of Company Affairs	Within 30 days from date of satisfaction of charge.	a. Challan evidencing filing of Form 17 and Copy of Form 17 filed on June 18, 2007.	11
12	Companies Act, 1956 Section 138	Registration of satisfaction of Charge (Rs. 25.00 Crore) Form 17	Ministry of Company Affairs	Within 30 days from date of satisfaction of charge.	a. Challan evidencing filing of Form 17 and Copy of Form 17 filed on June 18, 2007.	12

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
13	Companies Act, 1956 Section 138	Registration of satisfaction of Charge (Rs. 05.04 Crore) Form 17	Ministry of Company Affairs	Within 30 days from date of satisfaction of charge.	a. Challan evidencing filing of Form 17 and Copy of Form 17 filed on June 18, 2007.	13
14	Companies Act, 1956 Section 125 & 127	Registration of creation of Charge (Rs. 50 Crore) Form 8	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing filing of Form 8 and Copy of Form 8 filed on June 26, 2007.	14

Indian Petrochemicals Corporation Limited

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

RECEIVED

SRN	: A14103634	Service Request Date : 30-04-2007

Received From:

OFFICE OF R.T. ... COMPANY ... AFFAIRS ...

Name	:	Shashikala Lakshmana Rao
Address	:	D-1003, Phase I, Lake Florence, Lake Homes, Powai Vihar, Powai Mumbai,Maharashtra INDIA - 400076

Name & Address of the company

Name	:	INDIAN PETROCHEMICALS CORPORATION LIMITED
CIN	:	L23200GJ1969PLC001569

Full Particulars of eFiling	Amount
Service Description	**Rs.**
Fee For Form 61-Apply for Amalgamation	Nil

FORM 61

[Pursuant to section 166, 210, 394, 560, 621A of the Companies Act, 1956]

Form for filing an application with Registrar of Companies

Note - All fields marked in * are to be mandatorily filled.

1(a).* Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2 (a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Application filed for

- ○ Compounding of offences
- ○ Extension of period of annual general meeting by three months under section166(1)
- ○ Exemption from holding annual general meeting at the registered office under section 166(2)
- ○ Extending the period of annual accounts upto eighteen months under section 210(4)
- ○ Declaring a defunct company under section 560
- ◉ Amalgamation
- ○ Others

4. If others, then specify

5. Whether application for compounding offence is filed by

○ Company ○ Director ○ Manager or secretary ○ Other

6. Director identification number (DIN) or income-tax permanent account number (PAN)

7. Name of the applicant

8.(a) Service request number of Form 23

(b) Date of passing special or ordinary resolution (DD/MM/YYYY)

(c) Date of filing Form 23 (DD/MM/YYYY)

9.* Details of application

A petition seeking approval to the Scheme of Amalgamation of the Company with Reliance Industries Limited (the Scheme) has been filed on April 18, 2007 with the Hon'ble High Court of Judicature of Gujarat at Ahmedabad. As per Section 394 of the Companies Act, 1956, a copy of the aforesaid petition, the Scheme and the Resolution passed by the Board of Directors of the Company are now being filed with your office for your kind perusal.

Attachments

1. Board resolution	Attach	
2. Scheme of amalgamation	Attach	
3. *Detailed application	Attach	
4. Optional attachment(s) - if any	Attach	

List of attachments

Board Resolution.pdf
Scheme Final.pdf
IPCL Petition.pdf

Remove attachment

Declaration

To the best of my knowledge and belief, the information given in this application and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated 25/04/2006 (DD/MM/YYYY) to sign and submit this application.

To be digitally signed by

Managing director or director or manager or secretary of the company

Chartered accountant or cost accountant or company secretary (in whole-time practice)

Modify | Check Form | Prescrutiny | Submit

For office use only:

Digital signature of the authorising officer

This e-Form is hereby approved

This e-Form is hereby rejected

Submit to BO

Dist. Vadodara - 391 345, Gujarat - India.

May 09, 2007

DESPATCH CLERK/
The Registrar of Companies Gujarat
Opp. Rupal Park, ROC Bhavan,
Naranpura, Ahmedabad-380013.

The Registrar of Companies, Gujarat State
ROC Bhavan, CGO Complex
Opp: Rupal Park, Near Ankur Cross Road
Naranpura
Ahmedabad 380013

Company No.1569 of 1969
Authorised Capital - Rs. 1393 51 Crores

Dear Sir,

Sub: Petition No.93 of 2007 connected with Application No.126 of 2007.
Re: Scheme of Amalgamation for merger of Indian Petrochemicals Corporation Limited with Reliance Industries Limited

We have filed a copy of our petition alongwith all annexures referred to in the said petition with Regional Director, Mumbai on April 30, 2007 relating to Scheme of Amalgamation for merger of Indian Petrochemicals Corporation Limited with Reliance Industries Limited. Copy of the acknowledgement issued by the office of the Regional Director is attached hereto (**Annexure-1**).

We have also filed soft copy of the said petition with Ministry of Company Affairs, Ahmedabad alongwith Form No.61 and other attachments referred to therein through e-filing on April 30, 2007 in the said matter. We enclose a copy of the said Form-61 and acknowledgement issued by Ministry of Company Affairs as **Annexure-2A and 2B**.

We are now enclosing hard copy of the said petition with all annexures referred to therein (**Annexure-3**) with a request to send your report to the authorities concerned.

Please advise us if you require any additional information.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl: as above

Regd. Office : P. O. Petrochemicals - 391 346, Dist. Vadodara, Gujarat, India

FORM 23C

[Pursuant to section 233B(2) of Companies Act, 1956]

Form of application to the Central Government for appointment of cost auditor

RECEIVED
2007 JUN 17 P 5:51

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Paid-up capital (in Rs.) 3,007,027,980.00

4. *Proposal for which government's approval is sought indicating the product for which cost audit is ordered

To appoint auditor for conducting cost audit of cost accounting records of the Company at Baroda Complex, in respect of its Chemicals business for the financial year 2007-08.

5(a). *Number of the Central Government's order directing cost audit

52/58/CAB-91/CLB

(b). *Date of the Central Government's order directing cost audit: 17/04/1993 (DD/MM/YYYY)

6(a). *Income-tax permanent account number (PAN) of cost auditor: AABPB6515E

6(b). *Name of cost auditor or firm who is proposed to be appointed

S N Bavadekar

(c). i. *Address Line I: 21, Yamuna Building

Line II: 3rd Floor, Azad Road, Andheri (East)

ii. *City: Mumbai

iii. *State: Maharashtra-MH

iv. Country: IN

v. *Pin code: 400069

(d) i. *Whether the proposed cost auditor is a cost accountant within the meaning of the cost and works accountants Act,1959 (23 of 1959)

(•) Yes ( ) No

ii. *Whether he has a certificate of practice

(•) Yes ( ) No

(e) The associateship or fellowship number of the cost accountant: Fellow Membership No. M/1281

7. *Whether the cost auditor is subject to any disqualification under section 233B(5) of the Companies Act, 1956

( ) Yes (•) No

(b). Any other remuneration detail | Reimbursement of S-Tax and out of pocke

9. The financial year to be covered by the cost auditor

(a). *From 01/04/2007 (DD/MM/YYYY)

(b). *To 31/03/2008 (DD/MM/YYYY)

10. *Date of the meeting of the Board of Directors proposing the name of the cost auditor 07/05/2007 (DD/MM/YYYY)

11. Name and address of previous auditor

Diwanji & Associates, 101, Offtel Towers, R. C. Dutt Road, Baroda - 390 007

12. If there is any change in the auditor, the reasons therefor may be stated

As per the Company's policy for rotation of auditors M/s Bavdekar & Co., Cost Accountants are proposed to be appointed as cost auditors for Baroda Complex of the Company for year 2007-08, in place of M/s Diwanji & Associates, Cost Auditor for year 2006-07.

Attachments

1. Copy of the order passed by the central government directing the company for the cost audit [Attach]
2. *Copy of the board resolution of the company sanctioning the proposal for which the Government approval has been sought. [Attach]
3. *Copy of the certificate obtained from cost auditor regarding compliance of the section 224(1B) of the Companies Act, 1956. [Attach]
4. Optional attachment(s) - if any [Attach]

List of attachments

Copy of Order dt 17-04-93 of Central Govern
Resolution dtd 07-05-07 of BOD.pdf
Certificate under section 224(1B).pdf
Copy of PAN Card.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this application and its attachments is correct and complete.

I have been authorised by the board of directors' resolution dated* 25/04/2006 (DD/MM/YYYY) to sign and submit this application

To be digitally signed by

Managing director or director or manager or secretary of the company (in case of Indian company) or an authorised representative (In case of a foreign company)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

Digital signature of the authorising officer

This e-Form is hereby approved

This e-Form is hereby rejected

[Submit to BO]

MINISTRY OF COMPANY AFFAIRS
CHALLAN
G.A.R.7

Civil

Challan No. : A14754915

Challan Date : 14-05-2007 Expiry Date : 21-05-2007

Challan of money paid into

HDFC HDFC Bank (BANK) Nariman Point Fort (BRANCH)

By Whom tendered

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the entity on whose behalf money is paid

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form23C	Normal	2,000.00
Total		**2,000.00**

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Two Thousand only

Mode of Payment: ☑ Cash ☐ Cheque/Demand Draft

Cheque/Demand Draft details: Instrument No. : .... Dated : ....
Drawn on (Name of the Bank & Branch):........

Date: 14/5/2007 **Signature of the Remitter:** [signature]

(For Bank use only)

Received Payments (in words) Rs : Two thousand only

Date: 14/5/2007 **Bank Officer:**........

(For Office use only)

Received Payments (in words) Rs : Two thousand only

Date: 14/5/2007 **RoC Cashier:**........

Note: All instruments should be locally payable and should be drawn in favour of "Pay & Accounts Officer, Ministry of Company Affairs, New Delhi"

HDFC BANK LTD. Fort, Mumbai Branch Code : 60 15 MAY 2007 2000

PFO - Mumbai
MCA 21 Facilitation Center
Center1, 8th Flr. Cuff Parade
Mumbai - 400 005.

FORM 23C

[Pursuant to section 233B(2) of Companies Act, 1956]

Form of application to the Central Government for appointment of cost auditor

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Paid-up capital (in Rs.) 3,007,027,980.00

4. *Proposal for which government's approval is sought indicating the product for which cost audit is ordered

To appoint auditor for conducting cost audit of the cost accounting records of the Company at Nagothane Complex, in respect of its Chemicals business for the financial year 2007-08.

5(a). *Number of the Central Government's order directing cost audit

52/58/CAB-91/CLB

(b). *Date of the Central Government's order directing cost audit: 17/04/1993 (DD/MM/YYYY)

6(a). *Income-tax permanent account number (PAN) of cost auditor: AAGFK4797E

6(b). *Name of cost auditor or firm who is proposed to be appointed

Kiran J. Mehta and Company

(c). i. *Address Line I: 257, 2nd Floor, Ellisbridge Shopping Centre
Line II: Opposite M. J. Library

ii. *City: Ahmedabad

iii. *State: Gujarat-GJ

iv. Country: IN

v. *Pin code: 380006

(d) i. *Whether the proposed cost auditor is a cost accountant within the meaning of the cost and works accountants Act,1959 (23 of 1959)

(•) Yes ( ) No

ii. *Whether he has a certificate of practice

(•) Yes ( ) No

(e) The associateship or fellowship number of the cost accountant: Fellowship No. 4733

7. *Whether the cost auditor is subject to any disqualification under section 233B(5) of the Companies Act, 1956

( ) Yes (•) No

(b). Any other remuneration detail | Reimbursement of S-tax and out of pocke

9. The financial year to be covered by the cost auditor

(a). *From 01/04/2007 (DD/MM/YYYY)

(b). *To 31/03/2008 (DD/MM/YYYY)

10. *Date of the meeting of the Board of Directors proposing the name of the cost auditor 07/05/2007 (DD/MM/YYYY)

11. Name and address of previous auditor

Kiran J. Mehta & Co., Ellisbridge Shopping Centre, Opp. M. J. Library, Ahmedabad - 380 006, Gujarat

12. If there is any change in the auditor, the reasons therefor may be stated

Not Applicable

Attachments

1. Copy of the order passed by the central government directing the company for the cost audit [Attach]
2. *Copy of the board resolution of the company sanctioning the proposal for which the Government approval has been sought. [Attach]
3. *Copy of the certificate obtained from cost auditor regarding compliance of the section 224(1B) of the Companies Act, 1956. [Attach]
4. Optional attachment(s) - if any [Attach]

List of attachments

Copy of Order dt 17-04-93 of Central Govern
Resolution dtd 07-05-07 of BOD.pdf
Certificate under section 224(1B).pdf
Copy of PAN.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this application and its attachments is correct and complete.

I have been authorised by the board of directors' resolution dated* 25/04/2006 (DD/MM/YYYY) to sign and submit this application

To be digitally signed by

Managing director or director or manager or secretary of the company (in case of Indian company) or an authorised representative (In case of a foreign company)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

Digital signature of the authorising officer

This e-Form is hereby approved

This e-Form is hereby rejected

[Submit to BO]

MINISTRY OF COMPANY AFFAIRS
CHALLAN
G.A.R.7

Civil

Challan No. : A14755805
Challan Date : 14-05-2007 **Expiry Date** : 21-05-2007

Challan of money paid into

ICICI Bank (BANK) Nariman Point (BRANCH)

By Whom tendered

Name : Shashikala Lakshmana Rao
Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the entity on whose behalf money is paid

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED
Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form23C	Normal	2,000.00
Total		**2,000.00**

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Two Thousand only
Mode of Payment: ☑ Cash ☐ Cheque/Demand Draft
Cheque/Demand Draft details: Instrument No. : .... Dated : ....
Drawn on (Name of the Bank & Branch):............

Date: 14/5/2007 **Signature of the Remitter:** [signature]

(For Bank use only)

Received Payments (in words) Rs : Two thousand only

Date: 14/5/2007 **Bank Officer:** 15 MAY 2007

(For Office use only)

Received Payments (in words) Rs : Two thousand only

Date: 14/5/2007 **RoC Cashier:** [signature]

Note: All instruments should be locally payable and should be drawn in favour of "Pay & Accounts Officer, Ministry of Company Affairs, New Delhi"

FORM 23C

[Pursuant to section 233B(2) of Companies Act, 1956]

Form of application to the Central Government for appointment of cost auditor

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Paid-up capital (in Rs.) 3,007,027,980.00

4. *Proposal for which government's approval is sought indicating the product for which cost audit is ordered

To appoint auditor for conducting cost audit of the cost accounting records of the Company at Gandhar Complex, in respect of its chemicals business for the financial year 2007-08.

5(a). *Number of the Central Government's order directing cost audit

52/58/CAB-91/CLB

(b). *Date of the Central Government's order directing cost audit: 17/04/1993 (DD/MM/YYYY)

6(a). *Income-tax permanent account number (PAN) of cost auditor: AAHPD6022C

6(b). *Name of cost auditor or firm who is proposed to be appointed

Diwanji and Associates

(c). i. *Address Line I: 101, Offtel Towers,
Line II: R. C. Dutt Road,

ii. *City: Vadodara

iii. *State: Gujarat-GJ

iv. Country: IN

v. *Pin code: 390007

(d) i. *Whether the proposed cost auditor is a cost accountant within the meaning of the cost and works accountants Act,1959 (23 of 1959)

(●) Yes ( ) No

ii. *Whether he has a certificate of practice

(●) Yes ( ) No

(e) The associateship or fellowship number of the cost accountant: Fellowship No. 753

7. *Whether the cost auditor is subject to any disqualification under section 233B(5) of the Companies Act, 1956

( ) Yes (●) No

(b). Any other remuneration detail | Reimbursement of S-Tax & out of pocket

9. The financial year to be covered by the cost auditor

(a). *From 01/04/2007 (DD/MM/YYYY)

(b). *To 31/03/2008 (DD/MM/YYYY)

10. *Date of the meeting of the Board of Directors proposing the name of the cost auditor 07/05/2007 (DD/MM/YYYY)

11. Name and address of previous auditor

S. Mallikarjuna Rao, 15/104, Malhar, Sahara States, Mansoorabad, Hyderabad 500 068, Andhra Pradesh

12. If there is any change in the auditor, the reasons therefor may be stated

Shri S Mallikarajuna Rao has expressed his inability to continue as the Cost Auditor for the Company.

Attachments

1. Copy of the order passed by the central government directing the company for the cost audit [Attach]
2. *Copy of the board resolution of the company sanctioning the proposal for which the Government approval has been sought. [Attach]
3. *Copy of the certificate obtained from cost auditor regarding compliance of the section 224(1B) of the Companies Act, 1956. [Attach]
4. Optional attachment(s) - if any [Attach]

List of attachments

Copy of Order passed by Central Governme
Board Resolution.pdf
Certificate under section 224(1B).pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this application and its attachments is correct and complete.

I have been authorised by the board of directors' resolution dated* 25/04/2006 (DD/MM/YYYY) to sign and submit this application

To be digitally signed by

Managing director or director or manager or secretary of the company (in case of Indian company) or an authorised representative (In case of a foreign company)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

Digital signature of the authorising officer

This e-Form is hereby approved

This e-Form is hereby rejected

[Submit to BO]

MINISTRY OF COMPANY AFFAIRS

CHALLAN

G.A.R.7

Civil

Challan No. : A14755375

Challan Date : 14-05-2007 **Expiry Date** : 21-05-2007

Challan of money paid into

ICICI Bank (BANK) Nariman Point (BRANCH)

By Whom tendered

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the entity on whose behalf money is paid

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form23C	Normal	2,000.00
Total		**2,000.00**

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Two Thousand only

Mode of Payment: ☑ Cash ☐ Cheque/Demand Draft

Cheque/Demand Draft details: Instrument No. : .... Dated : ....

Drawn on (Name of the Bank & Branch):........

Date: 14/5/2007 **Signature of the Remitter:** [signature]

(For Bank use only)

Received Payments (in words) Rs : Two thousand only

Date: 14/5/2007 **Bank Officer:** [signature] 14 MAY 2007

(For Office use only)

Received Payments (in words) Rs : Two thousand only

Date: 14/5/2007 **RoC Cashier:**........

Note: All instruments should be locally payable and should be drawn in favour of "Pay & Accounts Officer, Ministry of Company Affairs, New Delhi"

FORM 23C

[Pursuant to section 233B(2) of Companies Act, 1956]

Form of application to the Central Government for appointment of cost auditor

RECEIVED 2007 ... 17 P 5: 2

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Paid-up capital (in Rs.) 3,007,027,980.00

4. *Proposal for which government's approval is sought indicating the product for which cost audit is ordered

To appoint auditor for conducting cost audit of the cost accounting records of the Company at Allahabad Unit in respect of the product Polyester for the financial year 2007-08

5(a). *Number of the Central Government's order directing cost audit

52/223/CAB-2006

(b). *Date of the Central Government's order directing cost audit: 21/09/2006 (DD/MM/YYYY)

6(a). *Income-tax permanent account number (PAN) of cost auditor: ABOPS0318J

6(b). *Name of cost auditor or firm who is proposed to be appointed

R. C. Srivastava

(c). i. *Address Line I: Akanksha, 4-C, Jawahar Lal Nehru Road

Line II: Tagore Town

ii. *City: Allahabad

iii. *State: Uttar Pradesh-UP

iv. Country: IN

v. *Pin code: 211002

(d) i. *Whether the proposed cost auditor is a cost accountant within the meaning of the cost and works accountants Act,1959 (23 of 1959)

(•) Yes ( ) No

ii. *Whether he has a certificate of practice

(•) Yes ( ) No

(e) The associateship or fellowship number of the cost accountant: Fellowship No. M/713

7. *Whether the cost auditor is subject to any disqualification under section 233B(5) of the Companies Act, 1956

( ) Yes (•) No

(b). Any other remuneration detail: Reimbursement of S-Tax and out of pock

9. The financial year to be covered by the cost auditor

(a). *From: 01/04/2007 (DD/MM/YYYY)

(b). *To: 31/03/2008 (DD/MM/YYYY)

10. *Date of the meeting of the Board of Directors proposing the name of the cost auditor: 07/05/2007 (DD/MM/YYYY)

11. Name and address of previous auditor

R. C. Srivastava, Akanksha, 4-C, Jawahar Lal Nehru Road, Tagore Town, Allahabad - 211002

12. If there is any change in the auditor, the reasons therefor may be stated

Not Applicable

Attachments

1. Copy of the order passed by the central government directing the company for the cost audit [Attach]
2. *Copy of the board resolution of the company sanctioning the proposal for which the Government approval has been sought. [Attach]
3. *Copy of the certificate obtained from cost auditor regarding compliance of the section 224(1B) of the Companies Act, 1956. [Attach]
4. Optional attachment(s) - if any [Attach]

List of attachments

Copy of Order dt 21-09-06 of Central Govern
Resolution dtd 07-05-07 of BOD.pdf
Certificate under section 224(1B).pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this application and its attachments is correct and complete.

I have been authorised by the board of directors' resolution dated* 25/04/2006 (DD/MM/YYYY) to sign and submit this application

To be digitally signed by

Managing director or director or manager or secretary of the company (in case of Indian company) or an authorised representative (In case of a foreign company)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

Digital signature of the authorising officer

This e-Form is hereby approved

This e-Form is hereby rejected

[Submit to BO]

MINISTRY OF COMPANY AFFAIRS
CHALLAN
G.A.R.7

Civil

Challan No. :	A14753859	
Challan Date :	14-05-2007	Expiry Date : 21-05-2007

Challan of money paid into

HDFC ~~Ltd~~ Bank (BANK) Nariman Point Fort (BRANCH)

By Whom tendered

Name : Shashikala Lakshmana Rao
Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the entity on whose behalf money is paid

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED
Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form23C	Normal	2,000.00
Total		2,000.00

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Two Thousand only
Mode of Payment: ☑ Cash ☐ Cheque/Demand Draft
Cheque/Demand Draft details: Instrument No. : .... Dated : ....
Drawn on (Name of the Bank & Branch):........

Date: 14/5/2007 **Signature of the Remitter:** [signature]

(For Bank use only)
Received Payments (in words) Rs : Two Thousand only.
Date: 14/5/2007 **Bank Officer:** ....

(For Office use only)
Received Payments (in words) Rs : Two thousand only.
Date: 14/5/2007 **RoC Cashier:** ....

Note: All instruments should be locally payable and should be drawn in favour of "Pay & Accounts Officer, Ministry of Company Affairs, New Delhi"

15 MAY 2007
2000

PFO - Mumbai
MCA 21 Facilitation Center
Center1, 8th Flr, Cuff Parade
Mumbai - 400 005.

FORM 23C

[Pursuant to section 233B(2) of Companies Act, 1956]

Form of application to the Central Government for appointment of cost auditor

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Paid-up capital (in Rs.) 3,007,027,980.00

4. *Proposal for which government's approval is sought indicating the product for which cost audit is ordered

To appoint cost auditor for conducting cost audit of the cost accounting records of the Company at the Barabanki Unit for the product Polyester for the financial year 2007-08

5(a). *Number of the Central Government's order directing cost audit

52/223/CAB-2006

(b). *Date of the Central Government's order directing cost audit: 21/09/2006 (DD/MM/YYYY)

6(a). *Income-tax permanent account number (PAN) of cost auditor: AABFK4335P

6(b). *Name of cost auditor or firm who is proposed to be appointed

K G Goyal and Associates

(c). i. *Address Line I: 8, Chitragupt Nagar

Line II: Jyoti Nagar Railway Crossing,

ii. *City: Jaipur

iii. *State: Rajasthan-RJ

iv. Country: IN

v. *Pin code: 302005

(d) i. *Whether the proposed cost auditor is a cost accountant within the meaning of the cost and works accountants Act,1959 (23 of 1959)

(•) Yes ( ) No

ii. *Whether he has a certificate of practice

(•) Yes ( ) No

(e) The associateship or fellowship number of the cost accountant: Fellowship No. M/2719

7. *Whether the cost auditor is subject to any disqualification under section 233B(5) of the Companies Act, 1956

( ) Yes (•) No

(b). Any other remuneration detail | Reimbursement of S-tax and out of pocke

9. The financial year to be covered by the cost auditor

(a). *From 01/04/2007 (DD/MM/YYYY)

(b). *To 31/03/2008 (DD/MM/YYYY)

10. *Date of the meeting of the Board of Directors proposing the name of the cost auditor 07/05/2007 (DD/MM/YYYY)

11. Name and address of previous auditor

K G Goyal and Associates, 8 Chitragupt Nagar, Jyoti Nagar Railway Crossing, Jaipur 302005

12. If there is any change in the auditor, the reasons therefor may be stated

Not Applicable

Attachments

1. Copy of the order passed by the central government directing the company for the cost audit [Attach]
2. *Copy of the board resolution of the company sanctioning the proposal for which the Government approval has been sought. [Attach]
3. *Copy of the certificate obtained from cost auditor regarding compliance of the section 224(1B) of the Companies Act, 1956. [Attach]
4. Optional attachment(s) - if any [Attach]

List of attachments

Copy of Order dt 21-09-06 of Central Govern
Resolution dtd 07-05-07 of BOD.pdf
Certificate under section 224(1B).pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this application and its attachments is correct and complete.

I have been authorised by the board of directors' resolution dated* 25/04/2006 (DD/MM/YYYY) to sign and submit this application

To be digitally signed by

Managing director or director or manager or secretary of the company (in case of Indian company) or an authorised representative (In case of a foreign company)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

Digital signature of the authorising officer

This e-Form is hereby approved

This e-Form is hereby rejected

[Submit to BO]

MINISTRY OF COMPANY AFFAIRS
CHALLAN
G.A.R.7

Civil

Challan No. : A14754576
Challan Date : 14-05-2007 **Expiry Date** : 21-05-2007

Challan of money paid into
HDFC Bank (BANK) Nariman Point Fort (BRANCH)

By Whom tendered

Name : Shashikala Lakshmana Rao
Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the entity on whose behalf money is paid

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED
Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form23C	Normal	2,000.00
Total		2,000.00

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Two Thousand only
Mode of Payment: ☑ Cash ☐ Cheque/Demand Draft
Cheque/Demand Draft details: Instrument No. : .... Dated : ....
Drawn on (Name of the Bank & Branch):........

Date: 14/5/2007 **Signature of the Remitter:** [signature]

(For Bank use only)
Received Payments (in words) Rs : Two thousand only
Date: 14/5/2007 **Bank Officer:**........

(For Office use only)
Received Payments (in words) Rs : Two thousand only
Date: 14/5/2007 **RoC Cashier:**........

Note: All instruments should be locally payable and should be drawn in favour of "Pay & Accounts Officer, Ministry of Company Affairs, New Delhi"

HDFC BANK LTD.
Fort, Mumbai
Branch Code : 60
15 MAY 2007
2000

PFO - Mumbai
MCA 21 Facilitation Center
Center1, 8th Flr, Cuff Parade
Mumbai - 400 005.

FORM 23C

[Pursuant to section 233B(2) of Companies Act, 1956]

Form of application to the Central Government for appointment of cost auditor

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Paid-up capital (in Rs.) 3,007,027,980.00

4. *Proposal for which government's approval is sought indicating the product for which cost audit is ordered

To appoint auditor for conducting cost audit of the cost accounting records of the Company at Hoshiarpur Unit, in respect of its product "Polyester" for financial year 2007-08.

5(a). *Number of the Central Government's order directing cost audit

52/223/CAB-2006

(b). *Date of the Central Government's order directing cost audit: 21/09/2006 (DD/MM/YYYY)

6(a). *Income-tax permanent account number (PAN) of cost auditor: ACWPK1431D

6(b). *Name of cost auditor or firm who is proposed to be appointed

V Kumar and Associates

(c). i. *Address Line I: S. C. O 124-25, 1st Floor,
Line II: Sector 34-A

ii. *City: Chandigarh

iii. *State: Punjab-PB

iv. Country: IN

v. *Pin code: 160022

(d) i. *Whether the proposed cost auditor is a cost accountant within the meaning of the cost and works accountants Act,1959 (23 of 1959)

(◉) Yes ( ) No

ii. *Whether he has a certificate of practice

(◉) Yes ( ) No

(e) The associateship or fellowship number of the cost accountant: Fellowship No. 9982

7. *Whether the cost auditor is subject to any disqualification under section 233B(5) of the Companies Act, 1956

( ) Yes (◉) No

(b). Any other remuneration detail | Reimbursement of S-tax and out of pocke

9. The financial year to be covered by the cost auditor

(a). *From 01/04/2007 (DD/MM/YYYY)

(b). *To 31/03/2008 (DD/MM/YYYY)

10. *Date of the meeting of the Board of Directors proposing the name of the cost auditor 07/05/2007 (DD/MM/YYYY)

11. Name and address of previous auditor

V Kumar and Associates, S.C.O 124-25, 1st Floor, Sector 34-A, Chandigarh - 160022

12. If there is any change in the auditor, the reasons therefor may be stated

Not Applicable

Attachments

1. Copy of the order passed by the central government directing the company for the cost audit [Attach]
2. *Copy of the board resolution of the company sanctioning the proposal for which the Government approval has been sought. [Attach]
3. *Copy of the certificate obtained from cost auditor regarding compliance of the section 224(1B) of the Companies Act, 1956. [Attach]
4. Optional attachment(s) - if any [Attach]

List of attachments

Copy of Order dt 21-09-06 of Central Govern
Resolution dtd 07-05-07 of BOD.pdf
Certificate under Section 224 (1B).pdf
Copy of PAN.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this application and its attachments is correct and complete.

*I have been authorised by the board of directors' resolution dated** 25/04/2006 (DD/MM/YYYY) to sign and submit this application

To be digitally signed by

Managing director or director or manager or secretary of the company (in case of Indian company) *or an authorised representative (In case of a foreign company)*

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

Digital signature of the authorising officer

This e-Form is hereby approved

This e-Form is hereby rejected

[Submit to BO]

MINISTRY OF COMPANY AFFAIRS
CHALLAN
G.A.R.7

Civil

Challan No. :	A14755581	
Challan Date :	14-05-2007	**Expiry Date** : 21-05-2007

Challan of money paid into

ICICI Bank (BANK) Nariman Point (BRANCH)

By Whom tendered

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the entity on whose behalf money is paid

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form23C	Normal	2,000.00
Total		**2,000.00**

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Two Thousand only

Mode of Payment: ☑ Cash ☐ Cheque/Demand Draft

Cheque/Demand Draft details: Instrument No. : .... Dated : ....

Drawn on (Name of the Bank & Branch):....................

Date: 14/5/2007 **Signature of the Remitter:** [signature]

(For Bank use only)

Received Payments (in words) Rs : Two thousand only

Date: 14/5/2007 **Bank Officer:** ....

ICICI BANK LTD. Nariman Point Branch 15 MAY 2007 RECEIVED

(For Office use only)

Received Payments (in words) Rs : Two thousand only

Date: 14/5/2007 **RoC Cashier:** ....

Note: All instruments should be locally payable and should be drawn in favour of "Pay & Accounts Officer, Ministry of Company Affairs, New Delhi"

FORM 23C

[Pursuant to section 233B(2) of Companies Act, 1956]

Form of application to the Central Government for appointment of cost auditor

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Paid-up capital (in Rs.) 3,007,027,980.00

4. *Proposal for which government's approval is sought indicating the product for which cost audit is ordered

To appoint auditor for conducting cost audit of the cost accounting records of the Company at the Nagpur Unit, in respect of the product "Polyester" for the financial year 2007-08

5(a). *Number of the Central Government's order directing cost audit

52/223/CAB-2006

(b). *Date of the Central Government's order directing cost audit: 21/09/2006 (DD/MM/YYYY)

6(a). *Income-tax permanent account number (PAN) of cost auditor: AAPPT2292J

6(b). *Name of cost auditor or firm who is proposed to be appointed

Prof V. J. Talati

(c). i. *Address Line I: 8, Manish Apartment, Zunzarao Nagar,

Line II: Shivaji Path, Kalyan (West),

ii. *City: Thane

iii. *State: Maharashtra-MH

iv. Country: IN

v. *Pin code: 421301

(d) i. *Whether the proposed cost auditor is a cost accountant within the meaning of the cost and works accountants Act,1959 (23 of 1959)

(•) Yes ( ) No

ii. *Whether he has a certificate of practice

(•) Yes ( ) No

(e) The associateship or fellowship number of the cost accountant: Fellowship No. M/2203

7. *Whether the cost auditor is subject to any disqualification under section 233B(5) of the Companies Act, 1956

( ) Yes (•) No

(b). Any other remuneration detail: Reimbursement of S-tax and out of pocke

9. The financial year to be covered by the cost auditor

(a). *From 01/04/2007 (DD/MM/YYYY)

(b). *To 31/03/2008 (DD/MM/YYYY)

10. *Date of the meeting of the Board of Directors proposing the name of the cost auditor 07/05/2007 (DD/MM/YYYY)

11. Name and address of previous auditor

M/s. Bavadekar & Company, 21, Yamuna Building, 3rd Floor, Azad Road, Andheri (East), Mumbai - 400 069

12. If there is any change in the auditor, the reasons therefor may be stated

As per the Company's policy for rotation of auditors Prof. V J Talati, Cost Accountant is proposed to be appointed as cost auditor for Nagpur unit of the Company for year 2007-08, in place of M/s Bavdekar & Co., Cost Auditors for year 2006-07.

Attachments

1. Copy of the order passed by the central government directing the company for the cost audit [Attach]
2. *Copy of the board resolution of the company sanctioning the proposal for which the Government approval has been sought. [Attach]
3. *Copy of the certificate obtained from cost auditor regarding compliance of the section 224(1B) of the Companies Act, 1956. [Attach]
4. Optional attachment(s) - if any [Attach]

List of attachments

Copy of Order dt 21-09-06 of Central Govern
Resolution dtd 07-05-07 of BOD.pdf
Certificate under section 224(1B).pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this application and its attachments is correct and complete.

I have been authorised by the board of directors' resolution dated* 25/04/2006 (DD/MM/YYYY) to sign and submit this application

To be digitally signed by

Managing director or director or manager or secretary of the company (in case of Indian company) or an authorised representative (In case of a foreign company)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

Digital signature of the authorising officer

This e-Form is hereby approved

This e-Form is hereby rejected

[Submit to BO]

MINISTRY OF COMPANY AFFAIRS
CHALLAN
G.A.R.7

Civil

Challan No. : A14755946
Challan Date : 14-05-2007 Expiry Date : 21-05-2007

Challan of money paid into

ICICI Bank (BANK) Nariman Point (BRANCH)

By Whom tendered

Name : Shashikala Lakshmana Rao
Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the entity on whose behalf money is paid

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED
Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form23C	Normal	2,000.00
Total		2,000.00

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Two Thousand only

Mode of Payment: ☑ Cash ☐ Cheque/Demand Draft

Cheque/Demand Draft details: Instrument No. : .... Dated : ....

Drawn on (Name of the Bank & Branch):....................

Date: 14/5/2007 Signature of the Remitter: [signature]

(For Bank use only)

Received Payments (in words) Rs : Two thousand only

Date: 14/5/2007 Bank Officer: [signature] 15 MAY 2007

(For Office use only)

Received Payments (in words) Rs : Two thousand only

Date: 14/5/2007 RoC Cashier:....................

Note: All instruments should be locally payable and should be drawn in favour of "Pay & Accounts Officer, Ministry of Company Affairs, New Delhi"

FORM 23C

Form of application to the Central Government for appointment of cost auditor

[Pursuant to section 233B(2) of Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Paid-up capital (in Rs.) 3,007,027,980.00

4. *Proposal for which government's approval is sought indicating the product for which cost audit is ordered

To appoint auditor for conducting cost audit of the cost accounting records of the Company at Silvassa Unit, in respect of the product "Polyester" for the financial year 2007-08.

5(a). *Number of the Central Government's order directing cost audit

52/223/CAB-2006

(b). *Date of the Central Government's order directing cost audit: 21/09/2006 (DD/MM/YYYY)

6(a). *Income-tax permanent account number (PAN) of cost auditor: AABPB6515E

6(b). *Name of cost auditor or firm who is proposed to be appointed

S. N. Bavadekar

(c). i. *Address Line I: 21, Yamuna Building, 3rd Floor, Azad Road,
Line II: Andheri (East)

ii. *City: Mumbai

iii. *State: Maharashtra-MH

iv. Country: IN

v. *Pin code: 400069

(d) i. *Whether the proposed cost auditor is a cost accountant within the meaning of the cost and works accountants Act,1959 (23 of 1959)

(•) Yes ( ) No

ii. *Whether he has a certificate of practice

(•) Yes ( ) No

(e) The associateship or fellowship number of the cost accountant: Fellowship No. M/1281

7. *Whether the cost auditor is subject to any disqualification under section 233B(5) of the Companies Act, 1956

( ) Yes (•) No

8(a). *Proposed remuneration of the cost auditor (in Rs.)

(b). Any other remuneration detail: Reimbursement of S-Tax and out of pocke

9. The financial year to be covered by the cost auditor

(a). *From: 01/04/2007 (DD/MM/YYYY)

(b). *To: 31/03/2008 (DD/MM/YYYY)

10. *Date of the meeting of the Board of Directors proposing the name of the cost auditor: 07/05/2007 (DD/MM/YYYY)

11. Name and address of previous auditor

M/s. Bavadekar & Company, 21, Yamuna Building, 3rd Floor, Azad Road, Andheri (East), Mumbai 400 069

12. If there is any change in the auditor, the reasons therefor may be stated

Not Applicable

Attachments

1. Copy of the order passed by the central government *directing the company for the cost audit* [Attach]
2. *Copy of the board resolution of the company sanctioning the proposal for which the Government approval has been sought. [Attach]
3. *Copy of the certificate obtained from cost auditor regarding compliance of the section 224(1B) of the Companies Act, 1956. [Attach]
4. Optional attachment(s) - if any [Attach]

List of attachments

- Copy of Order dt 21-09-06 of Central Govern
- Resolution dtd 07-05-07 of BOD.pdf
- Certifcate under section 224(1B).pdf
- Copy of PAN Card.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this application and its attachments is correct and complete.

I have been authorised by the board of directors' resolution dated* 25/04/2006 (DD/MM/YYYY) to sign and submit this application

To be digitally signed by

Managing director or director or manager or secretary of the company (in case of Indian company) or an authorised representative (In case of a foreign company)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

Digital signature of the authorising officer

This e-Form is hereby approved

This e-Form is hereby rejected

[Submit to BO]

MINISTRY OF COMPANY AFFAIRS
CHALLAN
G.A.R.7

Civil

Challan No. : A14756159
Challan Date : 14-05-2007 Expiry Date : 21-05-2007

Challan of money paid into

ICIC Bank (BANK) Nariman Point (BRANCH)

By Whom tendered

Name : Shashikala Lakshmana Rao
Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the entity on whose behalf money is paid

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED
Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form23C	Normal	2,000.00
Total		2,000.00

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Two Thousand only

Mode of Payment: ☑ Cash ☐ Cheque/Demand Draft

Cheque/Demand Draft details: Instrument No. : .... Dated : ....
Drawn on (Name of the Bank & Branch):........

Date: 14/5/2007 Signature of the Remitter: [signature]

(For Bank use only)

Received Payments (in words) Rs : Two thousand only

Date: 14/5/2007 Bank Officer: [signature] 15 MAY 2007

(For Office use only)

Received Payments (in words) Rs : Two thousand only

Date: 14/5/2007 RoC Cashier: ....

Note: All instruments should be locally payable and should be drawn in favour of "Pay & Accounts Officer, Ministry of Company Affairs, New Delhi"

MINISTRY OF CORPORATE AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A16512170 Service Request Date : 18-06-2007

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form17	Normal	500.00
Total		500.00

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

Important Information: Role Check function will be implemented wef July, 1, 2007 on the MCA portal. Signatories (Directors / Managers / Secretaries / Professionals) are advised to register their DSC on the portal immediately. If DSC is not registered, eforms signed by them shall not be allowed to upload. For more details log on to www.mca.gov.in

FORM 17

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Particulars for satisfaction of charges

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Charge creation identification (ID) number: 10021293 [Pre-fill]

(a). Particulars of the charge holder

CIN: L65190MH2004GOI148838

Name: INDUSTRIAL DEVELOPMENT BANK OF INDIA LIMITED

Address:
IDBI TOWERWTC COMPLEX
CUFFE PARADE
MUMBAI
Maharashtra
INDIA
400005

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 07/10/1996 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 100000000.00

4. *Date of satisfaction of charge in full: 11/06/2007 (DD/MM/YYYY)

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

No Dues Certificate - IDBI.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Shashikala L Rao

Declaration

I am duly authorised to sign this form

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

YAMA NKAD

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]

IDBI BANK
इंडस्ट्रियल डेवलपमेंट बैंक ऑफ इंडिया लिमिटेड
Industrial Development Bank of India Limited

June 11, 2007

LCB/22.B.18(IPCL)/ 232

Indian Petrochemicals Corporation Ltd.
1st Floor, Materials Bhavan
P.O. Petrochemicals
Dist. Vadodara 391 346.

Dear Sirs,

Term Loans – No Dues Certificate

Please refer to your letter dated May 11, 2007 requesting us for issue of No Dues certificate and filing of satisfaction of charge in respect of various term loans sanctioned to erstwhile M/s. Recron Synthetics Ltd.

We confirm that there are no dues outstanding in respect of term loans of Rs.10 crores, Rs.25 crores and Rs.5.04 crores sanctioned to M/s. Recron Synthetics Ltd. (Now amalgamated with M/s. Indian Petrochemicals Corporation Limited) covered by Loan Agreements signed on 07-10-1996, 07-10-1996 and 01-12-1993 respectively.

You are requested to file satisfaction of charge in respect of the above loans under advice to us.

Yours faithfully,

(Y.A. Mankad)
Dy. General Manager

MINISTRY OF CORPORATE AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A16512584 — Service Request Date : 18-06-2007

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form17	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

Important Information: Role Check function will be implemented wef July, 1, 2007 on the MCA portal. Signatories (Directors / Managers / Secretaries / Professionals) are advised to register their DSC on the portal immediately. If DSC is not registered, eforms signed by them shall not be allowed to upload. For more details log on to www.mca.gov.in

FORM 17

Particulars for satisfaction of charges

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Charge creation identification (ID) number: 10021292 [Pre-fill]

(a). Particulars of the charge holder

CIN: L65190MH2004GOI148838

Name: INDUSTRIAL DEVELOPMENT BANK OF INDIA LIMITED

Address:
IDBI TOWERWTC COMPLEX
CUFFE PARADE
MUMBAI
Maharashtra
INDIA
400005

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 07/10/1996 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 250000000.00

4. *Date of satisfaction of charge in full: 11/06/2007 (DD/MM/YYYY)

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

No Dues Certificate - IDBI.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Declaration

I am duly authorised to sign this form

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]

IDBI BANK
इंडस्ट्रियल डेवलपमेंट बैंक ऑफ इंडिया लिमिटेड
Industrial Development Bank of India Limited

LCB/22.B.18(IPCL)/ 232

June 11, 2007

Indian Petrochemicals Corporation Ltd.
1st Floor, Materials Bhavan
P.O. Petrochemicals
Dist. Vadodara 391 346.

Dear Sirs,

Term Loans – No Dues Certificate

Please refer to your letter dated May 11, 2007 requesting us for issue of No Dues certificate and filing of satisfaction of charge in respect of various term loans sanctioned to erstwhile M/s. Recron Synthetics Ltd.

We confirm that there are no dues outstanding in respect of term loans of Rs.10 crores, Rs.25 crores and Rs.5.04 crores sanctioned to M/s. Recron Synthetics Ltd. (Now amalgamated with M/s. Indian Petrochemicals Corporation Limited) covered by Loan Agreements signed on 07-10-1996, 07-10-1996 and 01-12-1993 respectively.

You are requested to file satisfaction of charge in respect of the above loans under advice to us.

Yours faithfully,

(Y.A. Mankad)
Dy. General Manager

बृहत् कॉर्पोरेट शाखा Large Corporate Branch
9 वी मंजिल, आईडीबीआई टॉवर, डब्ल्यूटीसी कॉम्प्लेक्स, कफ परेड, मुंबई - 400 005 टेलिफोन : (+91-22) 22189111 / 56553355 फैक्स : (+91-22) 22181195 Website : www.idbi.com
9th Floor, IDBI Tower, WTC Complex, Cuffe Parade, Mumbai - 400 005. Tel.: (+91-22) 22189111 / 56553355 Fax : (+91-22) 22181195 Website : www.idbi.com
पंजीकृत कार्यालय : आईडीबीआई टॉवर, डब्ल्यूटीसी कॉम्प्लेक्स, कफ परेड, मुंबई - 400 005. टेलिफोन : (+91-22) 22189111 / 56553355 फैक्स : (+91-22) 22180411 Website : www.idbi.com
Regd. Office : IDBI Tower, WTC Complex, Cuffe Parade, Mumbai - 400 005. Tel.: (+91-22) 22189111 / 56553355 Fax : (+91-22) 22180411 Website : www.idbi.com

MINISTRY OF CORPORATE AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A16513442 **Service Request Date :** 18-06-2007

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form17	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

Important Information: Role Check function will be implemented wef July, 1, 2007 on the MCA portal. Signatories (Directors / Managers / Secretaries / Professionals) are advised to register their DSC on the portal immediately. If DSC is not registered, eforms signed by them shall not be allowed to upload. For more details log on to www.mca.gov.in

FORM 17

Particulars for satisfaction of charges

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Charge creation identification (ID) number: 10021291 [Pre-fill]

(a). Particulars of the charge holder

CIN: L65190MH2004GOI148838

Name: INDUSTRIAL DEVELOPMENT BANK OF INDIA LIMITED

Address:
IDBI TOWERWTC COMPLEX
CUFFE PARADE
MUMBAI
Maharashtra
INDIA
400005

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 01/12/1993 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 50400000.00

4. *Date of satisfaction of charge in full: 11/06/2007 (DD/MM/YYYY)

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. *Optional attachment(s) - if any* [Attach]

List of attachments

No Dues Certificate - IDBI.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Shashikala L Rao

Declaration

I am duly authorised to sign this form

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

YAMANKAD

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of

M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]

IDBI BANK
इंडस्ट्रियल डेवलपमेंट बैंक ऑफ इंडिया लिमिटेड
Industrial Development Bank of India Limited

LCB/22.B.18(IPCL)/ 232

June 11, 2007

Indian Petrochemicals Corporation Ltd.
1st Floor, Materials Bhavan
P.O. Petrochemicals
Dist. Vadodara 391 346.

Dear Sirs,

Term Loans – No Dues Certificate

Please refer to your letter dated May 11, 2007 requesting us for issue of No Dues certificate and filing of satisfaction of charge in respect of various term loans sanctioned to erstwhile M/s. Recron Synthetics Ltd.

We confirm that there are no dues outstanding in respect of term loans of Rs.10 crores, Rs.25 crores and Rs.5.04 crores sanctioned to M/s. Recron Synthetics Ltd. (Now amalgamated with M/s. Indian Petrochemicals Corporation Limited) covered by Loan Agreements signed on 07-10-1996, 07-10-1996 and 01-12-1993 respectively.

You are requested to file satisfaction of charge in respect of the above loans under advice to us.

Yours faithfully,

(Y.A. Mankad)
Dy. General Manager

बृहत् कॉर्पोरेट शाखा Large Corporate Branch

9 वी मंजिल, आईडीबीआई टॉवर, डब्ल्यूटीसी कॉम्प्लेक्स, कफ परेड, मुंबई - 400 005 टेलिफोन : (+91-22) 22189111 / 56553355 फैक्स : (+91-22) 22181195 Website : www.idbi.com

9th Floor, IDBI Tower, WTC Complex, Cuffe Parade, Mumbai - 400 005. Tel.: (+91-22) 22189111 / 56553355 Fax: (+91-22) 22181195 Website : www.idbi.com

पंजीकृत कार्यालय : आईडीबीआई टॉवर, डब्ल्यूटीसी कॉम्प्लेक्स, कफ परेड, मुंबई - 400 005. टेलिफोन : (+91-22) 22189111 / 56553355 फैक्स : (+91-22) 22180411 Website : www.idbi.com

Regd. Office : IDBI Tower, WTC Complex, Cuffe Parade, Mumbai - 400 005. Tel.: (+91-22) 22189111 / 56553355 Fax: (+91-22) 22180411 Website : www.idbi.com

FORM 8

[Pursuant to sections 125, 127, 132 and 135 and Pursuant to section 600 read with 125, 127, 132 and 135 of the Companies Act, 1956]

Particulars for creation or modification of charges (other than those related to debentures) including particulars of modification of charge by asset reconstruction companies in terms of Securitisation Act and Securitisation and Reconstruction of Financial Assets and Enforcement of Securities Interest (SARFASI) Act, 2002

Note - All fields marked in * are to be mandatorily filled.

1(a). *This form is for (•) Creation of charge ( ) Modification of charge

(b). Whether charge is modified in favour of asset reconstruction company (ARC) or assignee ( ) Yes ( ) No

(c). Whether charge holder is authorised to assign the charge as per the charge agreement ( ) Yes ( ) No

(d). Charge identification (ID) number of the charge to be modified [ ]

2(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company [ ]

3(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

4(a).* Type of charge

A charge on:

- [ ] Uncalled share capital
- [x] Immovable property
- [ ] Any interest in immovable property
- [ ] Book debts
- [ ] Movable property (not being pledge)
- [ ] Floating charge
- [ ] Others
- [ ] Calls made but not paid
- [ ] ship
- [ ] Goodwill
- [ ] Patent, license under a patent
- [ ] Trademark
- [ ] copyright or license under a copyright

(b).If others, specify

[ ]

5. (a) * Whether consortium finance is involved ( ) Yes (•) No

(b). *Whether joint charge involved ( ) Yes (•) No

6.*Number of charge holder(s) 1

7. Particulars of the charge holder(s)

CIN	
*Name	DENA BANK
*Address Line I	INDUSTRIAL FINANCE BRANCH
Line II	MAKER TOWER, CUFFE PARADE
*City	MUMBAI
*State	Maharashtra-MH
*ISO country code	IN
*Pin code	400005
*e-mail ID	ifbmumbai@denabank.co.in

Pre-fill

8. *Nature or description of the instrument(s) creating or modifying the charge (copy to be attached)

SIMPLE EQUITABLE MORTGAGE BY DEPOSIT TITLE DEEDS

9. *Date of the instrument creating or modifying the charge 12/06/2007 (DD/MM/YYYY)

10(a). *Whether charge created or modified outside India ○ Yes ◉ No

(b). In case of charge created or modified outside India on the property situated outside India, the date of receipt of the document in india. (DD/MM/YYYY)

11. *Amount secured by the charge
(In case the amount is in foreign currency, rupee equivalent to be stated) (in Rs.) 500,000,000.00

12. Brief particulars of the principal terms and conditions and extent and operation of the charge

(a). *Rate of interest

As stipulated or may be stipulated from time to time by the Bank.

(b). *Terms of repayment

Repayment on demand.

(c). *Margin

As stipulated or may be stipulated from time to time by the Bank.

(d). *Extent and operation of the charge

Security to cover principal amount together with interest, costs, charges and expenses etc.

(e). Others

Term Loan of Rs.50,00,00,000/-

13. In case of acquisition of property, subjected to charge, furnish the details relating to the existing charge on the property so acquired

(a). Date of instrument creating or evidencing the charge [ ] (DD/MM/YYYY)

(b). Description of the instrument creating or evidencing the charge

(c). Date of acquisition of the property (DD/MM/YYYY)

(d). Amount of the charge (in Rs.)

(e). Particulars of the property charged

14. *Short particulars of the property charged (including location of the property)

Eq. Mort. of imm. prop. viz. N.A. Plot of land bearing consolidated S.No.342 forming part R.S.No.371 adm. 97200 sq. mtr, R.S.No.366 adm. 136600 sq.mtr, R.S.No.369 adm. 2500 sq.mtr, R.S.No.370 adm. 1600 sq.mtr, R.S.No.342 adm. 4200 sq.mtr, R.S.No.342 adm. 3000 sq.mtr, 341 adm. 28400 sq.mtr, R.S.No.278 adm. 81600 sq.mtr. of Vill. Kharadpada within the Union Territory of Dadra & Nagar Haveli together with Factory Bldg, P & M, Guest House, Admn. Off. Bldg, Security Check Bldg, Diesel Generator House.

15(a). *Whether any of the property or interest therein under reference is not registered in the name of the company

○ Yes ◉ No

(b). If yes, in whose name it is registered

Note : If more than one charge holder involved, details of extent of charge, particulars of property charged, amount secured to be provided in attachment.

16. Date of latest modification prior to the present modification (DD/MM/YYYY)

17. Particulars of the present modification

Attachments

List of attachments: IPCL - Ag.pdf

1. Instrument of creation or modification of charge [Attach]
2. Instrument evidencing creation or modification of charge in case of acquisition of property which is already subject to charge [Attach]
3. Particulars of all joint charge holder [Attach]
4. Optional attachment(s) - if any [Attach]

[Remove attachment]

Verification

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Shashikala Rao

Designation: Secretary

Director identification number of the director or membership number of the secretary: 3866

Verification

To the best of my/ our knowledge and belief, the information given in this form and its attachments is correct and complete. I/ we am/ are duly authorised to sign this form.

To be digitally signed by

*Designation: Chief Manager

*Charge holder: ACHAL GUPTA

To be digitally signed by

Designation:

ARC or assignee:

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge creation or modification (other than those related to debentures) is hereby registered

Digital signature of the authorising officer [Submit to BO]

MINISTRY OF CORPORATE AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A16943219 **Service Request Date :** 26-06-2007

Received From:

Name : SUNIL N DHAWALE

Address : MADHAV KAWDE COMPANY SECRETARY
212, RAJGOR CHAMBERS, SURAT STREET,
MASJID (E)
MUMBAI,Maharashtra
INDIA - 400009

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form8	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

Important Information: Role Check function will be implemented wef July, 1, 2007 on the MCA portal. Signatories (Directors / Managers / Secretaries / Professionals) are advised to register their DSC on the portal immediately. If DSC is not registered, eforms signed by them shall not be allowed to upload. For more details log on to www.mca.gov.in

SIMPLE EQUITABLE MORATGAGE BY DEPOSIT TITLE DEEDS

On the 12th day of June 2007 Shri.Iyer Venkatasubramanian Authorised person for M/s. Indian Petrochemical Corporation Limited, a Limited Company incorporated under the companies Act, 1956 and having its registered office at P.O. Petrochemicals Dist Vadodara 391346 Gujarat and factory premises at 342, kharadpada Silvassa Tal. Dist. Silvassa, Union Territory of Dadra & Nagar Haveli 396 325 attended Dena Bank Silvassa office Silvassa and delivered to and deposited with Shri. Rohit Patel Chief Manager, acting for Dena Bank the documents of title evidences, deeds and writings more particularly described in the schedule-I hereunder written (hereinafter called "the said Title Deeds") in respect of the company's immovable properties situate at village kharadpada, Tal Dist. Silvassa described in Schedule-II.

Whilst making the deposit Shri Iyer Venkatasubramanian stated that he was doing so on behalf of the Company and in this capacity as Authorised person and Constituted attorney for M/s. Indian Petrochemical Corporation Limited. under authority granted by the company vide resolution passed by the Company at their meeting held on 26/09/2006 create mortgage of the Company's immovable property **in pursuance to High Court of Gujarat order dated 18.08.2006** and with intent to create a security by way of Simple Equitable Mortgage by deposit of Title Deeds on company's immovable property consisting of land, buildings, structures, erections, plant and machinery attached to the earth or permanently fastened to anything attached to the earth, fixtures, fittings now erected or hereafter to be erected thereon both present and future to secure the repayment and discharge by the M/s. Indian Petrochemical Corporation Limited. Silvassa the Limited Company of its liabilities towards the Bank in respect to the following arrangement pursuant to the terms and condition of sanction.

Nature of Arrangement	Limit
Term Loan	Rs. 50.00 Crores

Aggregating to Rs50.00 Crores (Rupees Fifty Crores Only) together with interest thereon at the respective agreed rates, compound interest, further penal interest in case of default, interest-tax as applicable liquidated damages commitment charges, premium on prepayment or on redemption guarantee commission, costs, charges, expenses and other moneys including any increase as a result of devaluation/revaluation/fluctuation in the rates of exchange of foreign currencies involved and payable under letter of sanction as amended from time of time.

Shri Iyer Venkatasubramanian further stated that the said Title Deeds so deposited were the only documents of title relating to the said immovable properties in the possession, power and control of the Company and that the Company had a clear and marketable title to the said immovable properties.


DENA BANK
240250
SILVASSA


DENA BANK
SILVASSA

SCHEDULE - I

1. Original sale deed of property bearing survey No. 371 dt.21.10.94 registered at serial No. 814/94
2. Original sale deed of property bearing survey No. 366 dt.21.10.94 registered at serial No. 816/94
3. Original sale deed of property bearing survey No. 369 dt.01.11.94 registered at serial No. 853/94
4. Original sale deed of property bearing survey No. 370 dt.01.11.94 registered at serial No. 854/94
5. Original sale deed of property bearing survey No. 342 dt.01.11.94 registered at serial No. 855/94
6. Rectification deed of property bearing survey No. 369.370 dt.11.11.94 registered at serial No. 874/94
7. Original sale deed of property bearing survey No. 342 dt.02.11.94 registered at serial No. 859/94
8. Original sale deed of property bearing survey No. 341 dt.23.11.94 registered at serial No. 909/94
9. Original sale deed of property bearing survey No. 278 dt.23.11.94 registered at serial No. 910/94
10. Order of amalgamation dt. 13.03/04.95
11. True copy of the fresh certificate of incorporation consequent to change of name bearing No. CO.NO.0414457 issued by the registrar of companies Gujarat, Dadra & Nagar Haveli dt. 23.09.96, along with the memorandum and Articles of Association of Silvassa Industries Ltd.
12. The true copy of Order of Amalgamation dt 28.11.96.
13. The true copy of Order of Mamlatdar, Silvassa bearing No. RD/RST/7033/96 dt. 20.12.96.
14. True copy of mutation entry No. 973 dt 26.12.96.
15. True copy of latest 7& 12 extract of consolidated survey No. 342 of Village Kharadpada.
16. Declaration dated 11.3.99 by shri. Agarwal (Executive Director) of the Company.
17. Search report dated 1.7.98 issued by shri. sharad S. Kapadia (Advocate)

SCHEDULE- II

N.A. Plot of land bearing consolidated Survey No. 342 forming part R.S.No.371 Admeasuring 97200 Sq. Mts., R.S.No.366 Admeasuring 136600 Sq. Mts., R.S.No.369 Admeasuring 2500 Sq. Mts., R.S.No.370 Admeasuring 1600 Sq. Mts., R.S.No. 342 Admeasuring 4200 Sq. Mts., R.S.No. 342 Admeasuring 3000 Sq. Mts., R.S.No. 341 Admeasuring 28400 Sq Mts., R.S.No. 278 Admeasuring 81600 Sq. Mts., of Village Kharadpada within the union Territory of Dadra and Nagar Haveli together with Factory Building, Plant and Machinery, Guest House Building, Admn. Office Building, Security Check Building and Diesel Generator House constructed there on.

The aforesaid deposit of title deeds was made by shri. Iyer Venkatasubramanian Authorised person on behalf the Company in the presence of shri. Prakash Jadhav of the Bank pursuant to the letter of the authority of the company stated hereinbefore.

IN THE PRESENCE OF:

1. [signature] Jadhav P.B

देना बैंक सीलवासा शाखा
FOR DENA BANK SILVASSA BR.
[signature]
मुख्य प्रबंधक / CHIEF MANAGER

PLACE: SILVASSA

Dena Bank

DATE: 13/06/07

240250

देना बैंक सीलवासा शाखा
FOR DENA BANK SILVASSA BR.
[signature]
मुख्य प्रबंधक / CHIEF MANAGER

END